10/26

[redacted]

06017703

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Melo S.A.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 30 2006
THOMSON
FINANCIAL

FILE NO. 82- 04893

FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 10/26/06

ASSURANCE AND ADVISORY BUSINESS SERVICES

082-04893

ARIS
12-31-05

Consolidated Financial Statements

Report **GRUPO MELO, S. A.**

Years ended December 31, 2005 and 2004
with Independent Auditors' Report

ERNST & YOUNG

ERNST & YOUNG LLP

Consolidated Financial Statements

Report

GRUPO MELO, S. A.

Years ended December 31, 2005 and 2004
with Independent Auditors' Report

CONTENTS

Page

General Information....1
Independent Auditors' Report....2
Consolidated Balance Sheets....3
Consolidated Statements of Income....5
Consolidated Statements of Changes in Shareholders' Equity....6
Consolidated Statements of Cash Flows....7
Notes to Consolidated Financial Statements....9
1: Corporate Information....9
2.1: Basis of Preparation....15
2.2: Significant Accounting Judgments and Estimates....15
2.3: Summary of Significant Accounting Policies....16
3: Cash....20
4: Notes and Accounts Receivable, Net....21
5: Loans Receivable, Net....21
6: Inventories, Net....21
7: Inventory of Layer Hens....22
8: Investment, at Equity....22
9: Properties, Equipment and Improvements, Net....23
10: Forestal Investment....25
11: Interest-Bearing Loans and Borrowings....26
12: Negotiable Commercial Securities....27
13: Bonds Payable....27
14: Acrued Expenses and Other Liabilities....31
15: Industrial Incentives....31
16: Tax....32
17: Dividends Paid....33
18: Segment Information....34
19: Basic Earning per Share....40
20: Directors Fees....40
21: Other Income....40
22: General and Administrative Expenses....41
23: Commitments and Contingencies....42

GENERAL INFORMATION

Directors

Arturo Melo Sarasqueta	Principal Director, President and Chief Executive Officer
Arturo Melo Klepitch	Principal Director, Chief Operating Officer of Food Production Companies and Secretary
Federico Melo Klepitch	Principal Director, Chief Operating Officer of Commercial and Lumber Processing Companies,
Eduardo Jaspe	Principal Director, Vicepresident of Finance and Planning, Treasurer
Virgilio Sosa	Principal Director
Felix B. Maduro	Principal Director
Manuel D. Cabarcos	Principal Director
Nicolás Ardito Barletta	Principal Director
Alfonso De La Espriella	Principal Director
Miguel De Janón	Principal Director
Juan Carlos Fábrega	Principal Director
Ricardo Sosa	Deputy
Laury Melo de Alfaro	Deputy
Federico Alvarado B.	Deputy

Registered Office
Via España 2313, Río Abajo, Panama, Republic of Panama

Lawyers
Arias, Fabrega & Fabrega
Mendoza, Arias, Valle & Castillo
Mejia & Asociados
Vergara, Anguizola y Asociados
Bufete Federico A. Barrios
C.F. Outsourcing Group
Guevara & Asociados, S. A.
Rivera, Bolivar y Castañedas

Banks and Financial Institutions
Banco Continental de Panamá, S. A.
Banco Atlantico (Panamá), S. A.
Primer Banco del Istmo, S. A.
Banco Aliado, S. A.
Citibank, N.A.
Banco General, S. A.
Banco Internacional de Costa Rica, S. A.
BNP Paribas
HSBC Bank
Global Bank
Banco Cuscatlán
Universal Trade and Finance
Corporación Interamericana de Inversiones

Trustee Bond Holders
Banistmo Capital Markets Group Inc.
B.G. Investment Co. Inc.

Auditors
Ernst & Young

ERNST & YOUNG

Contadores Públicos Autorizados
Apartado 0832-1575 W.T.C.
Panamá, Rep. de Panamá

Teléfono: 208-0100
Telefax: 214-4300 - 214-4301
E-mail: eyoung@pa.ey.com

INDEPENDENT AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF GRUPO MELO, S. A.

We have audited the accompanying financial statements of Grupo Melo, S. A. and its subsidiaries (the Group), which comprises the consolidated balance sheets as of December 31, 2005 and 2004, and the consolidated statements of income, consolidated statements of changes in shareholders' equity and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory notes. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Group as of December 31, 2005 and 2004, and the result of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Ernst & Young

March 10, 2006
Panama, Republic of Panama

	Notes	2005	2004
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Interest-bearing loans and borrowings	11, 13	**B/. 15,835,258**	B/. 23,808,034
Negociable commercial securities	12	**5,000,000**	4,000,000
Bonds payable	13	**8,827,000**	2,245,164
Notes and accounts payable - trade		**18,557,974**	18,148,298
Reserve for seniority premium		**2,863,764**	2,656,236
Accrued expenses and other liabilities	14	**2,917,977**	1,794,352
		54,001,973	52,652,084
Non-Current Liabilities			
Interest-bearing loans and borrowings	11	**5,291,871**	4,099,840
Bond payables	13	**24,059,759**	32,858,996
		29,351,630	36,958,836
Commitments and contingencies	24		
Shareholders' Equity			
Issued capital (common stock, non-par value; authorized shares: 2,500,000; issued and outstanding shares: 2,323,044)		**21,776,131**	21,390,853
Treasury shares 2005 – 0 (2004– 4,000)		**-**	(123,305)
Retained earnings		**22,835,515**	19,104,313
Deemed dividend tax		**(75,826)**	(81,378)
		44,535,820	40,290,483
Minority interest		**116,955**	90,862
Total Shareholders' Equity		**44,652,775**	40,381,345
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**B/. 128,006,378**	B/. 129,992,265

CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2005 and 2004

	Notes	2005	2004
Revenue			
Net sales		**B/. 159,912,549**	B/. 154;977,470
Cost of sales		**(87,045,145)**	(92,477,107)
Gross income		**72,867,404**	62,500,363
Other income	21	**1,439,683**	1,808,724
Profit from changes in reasonable value of biological assets:			
Layer hens		**278,776**	87,899
Forestal investment		**72,259**	878,655
General and administrative expenses	22	**(58,514,038)**	(54,974,716)
Depreciation and amortization	9	**(4,902,569)**	(4,995,225)
Income from operating activities		**11,241,515**	5,305,700
Interest income		**573,627**	598,496
Interest and financial charges		**(5,475,965)**	(5,585,370)
Income from operating activities before income tax		**6,339,177**	318,826
Income tax	16	**(1,877,584)**	(28,840)
Income before share on loss of associate		**4,461,593**	289,986
Share on loss of associate	8	**(66,752)**	(113,881)
Net income		**B/. 4,394,841**	B/. 176,105
Earnings per share	19	**B/. 1.89**	B/. 0.07

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2005 and 2004

	Note	*Issued Capital*	*Treasury Shares*	*Retained Earnings*	*Deemed Tax*	*Minority Interest*	*Total*
At January 1, 2004		B/. 21,390,853	B/. -	B/. 19,837,246	B/ (81,378)	B/. 86,082	B/. 41,232,803
Net income		-	-	161,783	-	14,322	176,105
Dividends paid	17	-	-	(894,716)	-	(9,542)	(904,258)
Repurchase of shares		-	(123,305)	-	-	-	(123,305)
At December 31, 2004		21,390,853	(123,305)	19,104,313	(81,378)	90,862	40,381,345
Net income		-	-	**4,363,026**	-	**31,815**	**4,394,841**
Dividends paid		-	-	**(101,651)**	-	**(5,722)**	**(107,373)**
Capitalized retained earnings		**530,173**	-	**(530,173)**	-	-	-
Repurchase of shares		-	**(21,590)**	-	-	-	**(21,590)**
Annulled shares		**(144,895)**	**144,895**	-	-	-	-
Deemed dividend tax		-	-	-	**5,552**	-	**5,552**
At December 31, 2005		**B/. 21,776,131**	**B/. -**	**B/. 22,835,515**	**B/. (75,826)**	**B/. 116,955**	**B/. 44,652,775**

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2005 and 2004

	Notes	2005	2004
Cash flows from operating activities			
Income before income tax		B/. 6,339,177	B/. 318,826
Adjustments for:			
Depreciation and amortization	9	4,902,193	4,995,225
Provision for doubtful accounts	5	558,568	190,632
Provision for slow moving inventory		23,558	-
Reserve for seniority premiums		657,702	374,101
Profit from changes in reasonable value of biological assets:			
Layer hens		(278,776)	(87,899)
Forestal investment		(72,259)	(878,655)
Interest paid		5,475,965	5,585,370
Interest earned		(573,627)	(598,496)
Operating results before changes in working capital		17,032,501	9,899,104
Notes and accounts receivable		707,534	(39,680)
Loans receivable		15,763	(10,244)
Inventories		845,130	(3,220,614)
Inventory of layer hens		(630,555)	(84,542)
Parcel land for sale		(1,080,953)	168,683
Prepaid expenses		(15,202)	284,078
Other assets		99,444	59,246
Notes and accounts payable - trade		409,676	1,129,610
Accrued expenses and other liabilities		324,241	160,854
Seniority premium paid		(450,174)	(238,604)
Client deposits		-	(2,660)
Cash proceeds from operations		17,257,405	8,105,231
Interest paid		(5,475,965)	(5,585,370)
Interest earned		573,627	598,496
Income tax paid		(97,436)	(8,775)
Net cash flows from operating activities		12,257,631	3,109,582
Cash flows from investing activities			
Severance fund		(269,902)	(246,123)
Investment, at equity	8	(101,482)	(582,500)
Purchase of properties, equipment and improvements, net of disposals	9	(3,803,528)	(1,969,193)
Forestal investment		(185,436)	(244,230)
Net cash flows used in investing activities		(4,360,348)	(3,042,046)

CONSOLIDATED STATEMENTS OF CASH FLOWS continued

Years ended December 31, 2005 and 2004

	2005	*2004*
Cash flows from financing activities		
Loans and leasing obligations payments	**B/. (66,937,607)**	B/. (47,846,168)
Proceeds from new loans and leasing obligations	**60,156,862**	44,708,688
Bonds issuance	-	6,000,000
Redemption of bonds	**(2,217,401)**	(6,000,000)
Payment of negotiable commercial securities	**(4,000,000)**	-
Issuance of negotiable commercial securities	**5,000,000**	4,000,000
Treasury shares	**(21,590)**	-
Dividends paid	**(101,651)**	(894,716)
Minority interest	**(5,722)**	(9,542)
Deemed dividend tax	**5,552**	-
Net cash flows from (used in) financing activities	**8,121,557**	(41,738)
Net (decrease) increase in cash	**(224,274)**	25,798
Cash at January 1	**2,625,385**	2,599,587
Cash at December 31	**B/. 2,401,111**	B/. 2,625,385

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

1. Corporate Information

The consolidated financial statements of Grupo Melo, S. A. for the years ended December 31, 2005 and 2004 were authorized for issue by a resolution of the Board of Directors on March 25, 2006. Grupo Melo is a company incorporated in the Republic of Panama.

Grupo Melo, S. A. is the holding company of a conglomerate grouped into divisions for various economic activities such as: wholesale and retail sale of dry goods; breeding, fattening and sale of poultry; sale of agricultural and industrial machinery, vehicles and related equipment; processing and sale of timber; sale of construction materials; fast food restaurant chain, processing of food, real estate and reforestry. Its sales are mainly to local consumers. Among its main suppliers are: Isuzu Motor Corporation, John Deere Intercontinental, Syngenta, S. A., Bremer Pharma, Pfizer, S. A., Monsanto, S. A., and Pioneer Seed Co.

At December 31, 2005 and 2004 the Group had 3,103 pemanent employees and 359 temporary employees, and 3,005 pemanent employees and 357 temporary employees, respectively.

Corporate Governance

Corporate Governance Policies Review

General policies and procedures of the Board of Directors of Grupo Melo set forth the Corporate Governance standards as described hereafter. These norms, as applied to Grupo Melo, have been established voluntarily.

Corporate Governance operates through a committee of members of the Board of Directors, in addition there is an Audit Committee, a Executive Compensation Committee, a Governance and Estrategy Committee and a Finance Committee.

Corporate Governance objectives, which were adopted since it's creation, have the following general purposes:

- To establish specific operating guidelines for the Board of Directors and the Executive Committee.
- To promote sound management practices
- To establish clear rulings for management's chain of command and for delegation of authority, responsibility and accountability.
- To create a management process to identify, verify and control ethical and operational risks.
- To set executive compensation policies, as well Senior Management performance appraisal criteria.
- To oversight compliance with the Group's Code of Ethics.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

1. Corporate Information (continued)

Board of Directors guidelines cover the following parameters:

- Policies pertaining to corporate communications with shareholders and third parties.
- Decision making and resolution of conflicts of interest among Directors and Key Executives.
- Verification of compliance of accounting policies and risk control procedures.
- Approval of corporate strategic objectives.
- Continuous monitoring and evaluation of administrative and financial management performance.

Executive Committee

Executive Committee meets weekly and its decisions are ratified by Grupo's Board of Directors at their regular monthly meetings. Clause 9th of the Corporate By-Laws for Grupo Melo S. A. lists the functions of the Executive Committee as making decisions on management, objectives and policies applicable to business which cannot wait for convening the Board of Directors. However, Executive Committee decisions are subject to confirmation or modification of the Board of Directors.

The Executive Committee of the Board of Directors will always act on delegation from the Board of Directors, and involves three (3) Principal Members and three (3) Alternate Members.

The Executive Committee's Principal Members are Board Officers who are also senior operating executives of the company/or its subsidiaries, while Alternate Members are managers of the Company or its subsidiaries, nominated by the Principal Members.

Board of Directors Permanent Committees

The Audit, Executive Compensation, Corporate Governance & Strategic Planning and Finance Committees are the four standing committees of Grupo Melo S. A.'s Board of Directors. The first three Committees were established by Grupo Melo, S. A. at its regular monthly meeting on June 24th, 2000. The Finance Committee was established on the regular meeting of the Board of Directors of Grupo Melo, S. A. celebrated on May 21, 2005. The current members are:

Audit Committee

Miguel de Janón - Principal
Manuel D. Cabarcos - Principal
Eduardo Jaspe - Principal
Federico F. Melo K. - Alternate

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

1. Corporate Information (continued)

Executive Compensation Committee

Alfonso de la Espriella - Principal
Juan Carlos Fabrega - Principal
Felix B. Maduro - Principal
Laury Melo de Alfaro - Alternate

Corporate Governance and Strategic Planning Committee

Arturo D. Melo S. - Principal
Nicolas A. Barletta - Principal
Arturo D. Melo K. - Principal
Juan C. Fabrega - Principal
Virgilio Sosa - Principal

Finance Committee

Manuel D. Cabarcos - Principal
Felix B. Maduro - Principal
Virgilio Sosa - Principal
Eduardo Jaspe - Principal

In the absence of Principal Members, Alternate Members are empowered to exercise voting rights. Grupo Melo employees participating as members of any committee do not receive in any fees.

Grupo Melo's Board of Directors usually constitutes special temporary committees charged with responsibility to analyze specific issues and present recommendations to the Board.

Audit Committee

The functions of the Audit Committee are:

- To evaluate and approve Group's audited financial statements and recommend approval as required by the Board of Directors.
- To study, analyze, review and control certain financial aspects of each of the companies composing Grupo Melo, and to submit to the Board of Directors the recommendations resulting from such studies and analyses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

1. Corporate Information (continued)

- To recommend to the Board of Directors any necessary administrative action arising from such studies and analyses.
- To review the Group's annual internal audit program and recommend appropriate actions.
- To recommend to the Board of Directors the appointment of external auditors and to keep abreast of their annual work program.
- To analyze audited and non-audited financial statements of the Group's affiliates, as well as management letters issued by external auditors, and to follow-up as appropriate on recommendations contained therein.
- To request management letters and any other internal audit reports on the Group's affiliates, informing the Board of Directors about those findings considered relevant.
- To verify implementation of adopted corrective measures arrising from exceptions reported by the internal auditors.
- To request graphs, descriptions or narratives showing internal control measures, including programmed controls, and report to the Board of Directors on completed reviews, along with relevant suggestions.
- To initiate and recommend studies on possible application of fiscal incentives.
- To analyze semi-annual business results of the Group's subsidiaries, in order to update appropriate tax planning projections and evaluate proposals from the Comptroller and Internal Auditors toward this end.
- To help search for solutions to reduce the Group's short - term debt and debt-to-capital ratio.
- In the process of discharging its responsabilities, the Committee may:
    a) Undertake "in situ" visits/inspections to any of the Group's subsidiaries and administrative units, with previous notice to the Group's President.
    b) Call before the Committee the Comptroller, the Chief Internal Auditor, vice-presidents, managers or senior executives of various subsidiaries, convening them with a minimum of 2 weeks prior notice and advising them of the issues to be discussed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

1. Corporate Information (continued)

Executive Compensation Committee

Mission: To define an effective and consistent policy addressing recruitment and retention of the best executives on the market. For such purpose the Committee will provide the Director of Human Resources a philosophical framework and adequate procedures so as to offer a constructive working environment, competitive salaries and benefits, as well as opportunities for personal and professional growth within Grupo Melo.

Objective: To achieve a low personnel - turnover rate among Grupo Melo's executives.

Permanent Work Plan

- Ensure compliance of the executive performance evaluation program.
- Survey executive personnel anonymously, to determine their job satisfaction level within their work environment.
- Ascertain that executive personnel are compensated along industry standards. Gather information which allows to compare the Group within the industry.
- Review level of rotation among executive personnel every five years.
- Analyze executive compensation in accordance to hierarchical levels.
- Define the level of executives who should participate in profit – sharing pool. Revise existing criteria.

Corporate Governance and Strategic Planning Committee

The functions of the Corporate Governance and Strategic Planning Committee are:

- Promote full compliance of corporate government parameters on the operations of Grupo Melo and its subsidiaries.
- To recommend amendment or expansion of Corporate Government rules to keep them updated to new requirements and new demands on the Corporative framework.
- To ensure compliance of the institutional Code of Ethics.
- To act as consultant body for the drawing up business strategic projects for submittal to the Board of Directors.
- To monitor compliance to the Group and affiliates' strategic plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

1. Corporate Information (continued)

Finance Committee

The functions of the Grupo Melo's Finance Committee will be to present to the Board of Directors, observations and recommendations on the following subjects:

- Finance and budget objectives in a short and medium term.
- Strategics to reach an optimum financial structure.
- Strategies to follow the group's financial providers, including getting the best possible financial costs.
- Any other financial issues that may appear within the Group's operations.

Principles of Corporate Ethics

The following Declaration of Principles of Corporate Ethics of the conglomerate known as Grupo Melo was approved on its Board of Directors' regular monthly meeting held on December 29, 2001:

- To adopt a responsible and honest attitude toward those we are accountable to, as well as to those with whom we do business acknowledging their rights and legitimate interests, avoiding deception and disinformation.
- To maintain the highest level of respect among all members of the corporation, regardless of their hierarchy within the Group, and see to it that there is no harassment nor discrimination, at any level of the organization.
- To discharge our duties with integrity, honesty and responsibility; communicate truthfully about our activities within the Group, offer cooperation and to work as a team toward best business results for the corporation.
- To inform the corporation on all matters relevant to the Group's best interests. No information should be withhold or falsified to anybody, least of all to the shareholders, Board of Directors or Executives at peer or higher levels.
- Maintain confidentiality on corporate matters which by their very nature imply an implicit duty not to reveal them.
- Respect private lives and recognize that, as individuals, everyone has rights, responsibilities, and social and family requirements which transcend the corporate environment.
- Act fairly in affording opportunities within the Group, as well as toward groups or persons with direct or indirect relations with the organization.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

2.1 Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis and are stated in Balboas (B/.), monetary unit of the Republic of Panama, which is at par and freely exchangeable with the Dollar ($) of the United States of America.

Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and applicable requirements of Republic of Panama law.

Basis of consolidation

The financial statements of the subsidiaries have been prepared for the same period than the Holding Company using consistent accounting policies.

The consolidated financial statements comprise the accounts of Grupo Melo, S. A. and its controlled subsidiaries: Empresas Melo, S. A., Inmobiliaria Los Libertadores, S. A., Maderas Sterling, S. A., Inversiones Chicho, S. A., Estrategias y Restaurantes, S. A., Altos de Vistamares, S. A., Embutidos y Conservas de Pollo, S. A., Comercial Avícola, S. A., Desarrollo Urania, S. A., Desarrollo Oria, S. A., Desarrollo Ana Luz, S. A., Desarrollo Nuario, S. A., Desarrollo Amaya, S. A., after the elimination of all material intercompany transactions.

Minority interest principally represents the interest in Ali Melo, S. A. and Industrial Maderera, S. A., which are not controlled by the Group.

2.2 Significant Accounting Judgments and Estimates

Judgments:

In the process of applying the Group's accounting policies, management has made judgments, related to estimates that have significant effect on the amounts recognized in the financial statements.

Estimations:

Estimates particularly susceptible to significant variation are those pertaining to the allowance for uncollectible accounts, uncollectible loans for slow moving inventory and reserve for seniority premium.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

2.3 Summary of Significant Accounting Policies (continued)

Allowance for slow moving inventory or obsolescence (continued)

Following 12 months, the remaining 50% of the monthly cost is provisioned.

Stores Division

Inventory of merchandise	P1 6 –12 months with no sales
	P2 12 – 24 months with no sales
	P3 24 or more months with no sales
	10% - 25 months
	15% - 26 to 36 months
	20% - 37 to 48 months
	55% - 48 or more months

Severance fund / seniority premium and accrued indemnity

Labor laws establish that employers must have a dismissal fund to pay the worker upon cessation of the labor relationship, regardless of cause, a seniority premium or indemnity in cases of wrongful dismissals. The Group contributes to the fund on the basis on 2.25% of total salaries paid. The fund is restricted to the use of the Group and only the interest earned by the fund belongs to the Group.

Investment in associates

Investment in associates over which the Group has significant influence (typically those that are 20-50% owned) is accounted for under the equity method of accounting, and is carried on the balance sheet at the lower of the equity-accounted amount or the recoverable amount, and the pro-rata share of profit (loss) of related firms is included in income. The Group's investment in associates consist of a 50% ownership interest in Procesadora Moderna, S. A., 50% ownership interest in Compañia Ulises, S. A., 25% ownership interest in Panama Grain Terminal, S. A., 50% ownership interest in Bulk Cargo, S. A., 16% ownership interest in Comercializadora Regional Centroamericana, Inc. and 50% ownership of Recuperación de Proteínas, S. A.

Properties, equipment and improvements

Properties, equipment and improvements are stated at cost less accumulated depreciation and amortization and any impairment in value. Generally, depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset as follows:

Building and improvements	- 30 to 40 years
Machinery and equipment	- 3 to 16 years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

2.3 Summary of Significant Accounting Policies (continued)

Properties, equipment and improvements (continued)

Valuations are reviewed as of the date of balance sheet, to review if they are registered in excess of their recoverable value and, where carrying values exceed the estimated recoverable amount, the assets are written down to their recoverable amount. The registered value of property, equipment and improvements is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. If any such indication exists and where the carrying value exceeds the estimated recoverable amount, the assets are written down to their recoverable amount. Loss from impairment is recognized in the consolidated statements of income.

Forestal investment

Payments made by the Group for the execution of the forest development plan are recorded as reforestry costs, as well as handling plus current and administrative expenses incurred in the management and maintenance of reforested plantations. Revenue resulting from the physical growth of the trees is recognized in the consolidated statements of income.

Accounts payable trade and accrued expenses

Liabilities for trade and accrued expenses which are normally settled on 30-90 day terms are carried at cost, defined as the fair value of consideration to be paid in future for goods and services as received, whether or not billed to the Group.

Interest bearing-loans and borrowings

All loans and borrowings are initially recognized at cost, being the fair value of consideration received and including acquisition charges associated with the debt, bonds or loans.

After initial recognition, all interest-bearing loans and borrowings are subsequently measured at amortized cost. Amortized cost is calculated by taking into account any discount or premium on settlement. Liabilities, which are held for trading, are subsequently measured at fair value.

Deferred income tax

Deferred income tax arises from time differences resulting from income and expenses recorded in financial accounting and those reported for income tax calculations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

2.3 Summary of Significant Accounting Policies (continued)

Deferred income tax (continued)

The determination of deferred income tax must be based on the certainty of the utilization of carry-forward tax losses and the reserve for seniority premium, prior to recognizing any asset by deferred income tax on the consolidated financial statements. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. The Group records deferred income tax from carry-forward losses based on the amount considered to be recoverable in subsequent years (and not on total accumulated losses), due to uncertainty of using this asset in future.

Deferred tax assets and liabilities are measured at tax rates expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or virtually enacted at the balance sheet date.

Leases

The Group as the leasee

Finance leases, which transfer to the Group virtually all risks and benefits incidental to ownership of the leased item, are capitalized at the present value of the minimum lease payments at the inception of the lease term, and disclosed as properties, equipment and improvements. Lease payments are apportioned between the finance charges and reduction of the lease liability, so as to achieve a constant interest rate on the remaining balance of the liability. Finance charges are charged directly against operations.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Share capital

As equity is repurchased, the amount of consideration paid is recognized is deducted from equity and the shares are void.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

2.3 Summary of Significant Accounting Policies (continued)

Revenue recognition

Revenue is recognized to the extent that it is probable that economic benefits will flow to the Group and the revenue can be reliably measured.

Sale of goods

Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer.

Land sales

Revenue is recognized when the risks and significant benefits of property of lands have passed to the buyer.

Rendering of services

Revenue is recognized to the extent that the expenses recognized are recoverable.

Interest income

Revenue is recognized as interest accrues (taking into account the effective yield on the asset) unless collectibility is doubtful.

Commission income

Commission income is recognized over a proportional base during loan term.

3. Cash

	2005	*2004*
Cash on hand	**B/. 219,064**	B/. 72,843
Current accounts	**2,182,047**	2,552,542
	B/. 2,401,111	B/.2,625,385

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

4. Notes and Accounts Receivable, Net

	2005	2004
Notes receivable	B/. 8,513,596	B/. 8,117,748
Accounts receivables - clients	13,496,594	14,915,017
	22,010,190	23,032,765
Allowance for doubtful accounts	(714,714)	(527,177)
	21,295,476	22,505,588
Accounts receivable - other:		
Employees	150,735	219,986
Other	995,451	982,190
	22,441,662	23,707,764
Less: current portion	17,755,026	19,187,771
	B/. 4,686,636	B/. 4,519,993

5. Loans Receivable, Net

	2005	2004
Automobile financing	B/. 217,566	B/. 223,796
Personal loans	2,438	2,538
Commercial loans	26,493	46,907
	246,497	273,241
Allowance for doubtful loans	(174,092)	(174,092)
	72,405	99,149
Deferred interest	(53,616)	(64,597)
Insurance	(10,003)	(10,003)
	B/. 8,786	B/. 24,549

6. Inventories, Net

	2005	2004
Goods and materials	B/. 16,862,959	B/. 18,381,943
Machinery and equipment	2,373,290	2,045,614
Automobiles and spare parts	4,149,630	3,103,851
Poultry, eggs and food	2,292,763	2,848,939
Tires, batteries and others	1,054,698	1,228,778
	26,733,340	27,609,125
Less allowance for slow moving or obsolete inventory	(70,461)	(46,903)
	26,662,879	27,562,222
Inventory in transit	2,631,620	2,600,965
	B/. 29,294,499	B/. 30,163,187

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

7. Inventory of Layer Hens

	2005	*2004*
Reconciliation of book value of layer hens inventory as of January 1, 2005	**B/. 557,676**	B/. 385,235
Increase due to buy of layer hens	**909,331**	172,441
	B/.1,467,007	B/. 557,676

8. Investment, at Equity

	% of Participation	*Investment at Cost 2005*	*2004*
Procesadora Moderna, S. A.	50%	**B/. 1,848,909**	B/. 1,848,909
Compañia Ulises, S. A.	50%	**134,760**	134,760
Panama Grain Terminal, S. A.	25%	-	100,000
Atlantic Grain Terminal, S.A.	25%	**211,473**	-
Bulk Cargo, S. A.	50%	**37,500**	37,500
Recuperación de Proteínas, S. A.	50%	**570,000**	570,000
		2,802,642	2,691,169
Share on inicial accumulated losses		**(1,058,779)**	(944,898)
Share on loss of the year		**(66,752)**	(113,881)
Share on losses at end of year		**(1,125,531)**	(1,058,779)
		1,677,111	1,632,390
Comercializadora Regional Centroamericana, Inc.	16%	**50,000**	50,000
Other investments		**62,500**	72,491
		B/. 1,789,611	B/. 1,754,881

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

9. Properties, Equipment and Improvements, Net

	Properties	Machinery and Equipment	Leased Equipment	Construction in Progress	Total
At January 1, 2005, net of accumulated depreciation and amortization	B/. 31,816,562	B/. 18,839,489	B/. 526,895	B/. 473,094	B/. 51,656,040
Additions	586,541	2,366,492	864,352	386,822	4,204,207
Reclassifications	220,206	41,605	-	(261,811)	-
Disposals	(211,126)	(1,019,765)	(1,295,460)	-	(2,526,351)
Disposals depreciation	113,267	758,140	1,254,265	-	2,125,672
Depreciation and amortization	(1,439,459)	(3,142,782)	(319,952)	-	(4,902,193)
At December 31, 2005, net of accumulated depreciation and amortization	B/. 31,085,991	B/. 17,843,179	B/. 1,030,100	B/. 598,105	B/. 50,557,375
At January 1, 2005					
At cost	B/. 46,715,850	B/. 56,465,016	B/. 6,284,980	B/. 473,094	B/. 109,938,940
Accumulated depreciation and amortization	(14,899,288)	(37,625,527)	(5,758,085)	-	(58,282,900)
Net carrying amount	B/. 31,816,562	B/. 18,839,489	B/. 526,895	B/. 473,094	B/. 51,656,040
At December 31, 2005					
At cost	B/. 47,316,630	B/. 57,727,857	B/. 5,856,343	B/. 598,105	B/. 111,498,935
Accumulated depreciation and amortization	(16,230,740)	(39,884,577)	(4,826,243)	-	(60,941,560)
Net carrying amount	B/. 31,085,890	B/. 17,843,280	B/. 1,030,100	B/. 598,105	B/. 50,557,375

Several properties guarantee credit agreements of the Group's companies (Notes 12, 13 and 15).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

9. Properties, Equipment and Improvements, Net (continued)

	Properties	Machinery and Equipment	Leased Equipment	Construction in Progress	Total
At January 1, 2004, net of accumulated depreciation and amortization	B/. 31,810,852	B/. 18,977,110	B/. 709,766	B/. 3,184,344	B/. 54,682,072
Additions	752,186	2,851,470	278,599	2,190,833	6,073,088
Reclassifications	783,952	149,669	(25,767)	(907,854)	-
Disposals	(92,734)	(312,623)	-	(3,994,229)	(4,399,586)
Disposals depreciation	83,328	212,363	-	-	295,691
Depreciation and amortization	(1,521,022)	(3,038,500)	(435,703)	-	(4,995,225)
At December 31, 2004, net of accumulated depreciation and amortization	B/. 31,816,562	B/. 18,839,489	B/. 526,895	B/. 473,094	B/. 51,656,040
At January 1, 2004					
At cost	B/. 45,298,688	B/. 53,702,523	B/. 5,937,838	B/. 3,184,344	B/. 108,123,393
Accumulated depreciation and amortization	(13,487,836)	(34,725,413)	(5,228,072)	-	(53,441,321)
Net carrying amount	B/. 31,810,852	B/. 18,977,110	B/. 709,766	B/. 3,184,344	B/. 54,682,072
At December 31, 2004					
At cost	B/. 46,715,850	B/. 56,465,016	B/. 6,284,980	B/. 473,094	B/. 109,938,940
Accumulated depreciation and amortization	(14,899,288)	(37,625,527)	(5,758,085)	-	(58,282,900)
Net carrying amount	B/. 31,816,562	B/. 18,839,489	B/. 526,895	B/. 473,094	B/. 51,656,040

Several properties guarantee credit agreements of the Group's companies (Notes 12, 13 and 15).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

10. Forestal Investment

	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	Total 2005	Total 2003
Reforestadora Los Miradores, S. A.	B/. 527,037	B/. -	B/. 101,109	B/. 28,207	B/. 20,117	B/. 21,980	B/. 29,680	B/. 22,208	B/. 41,479	B/. 30,842	**B/. 822,659**	B/. 791,817
Reforestadora El Zapallal, S. A.	-	258,000	268,950	250,145	135,379	94,484	118,105	149,494	202,751	154,594	**1,631,902**	1,477,308
Profits from changes on the reasonable value less estimated costs of sales	-	-	-	-	-	-	-	93,047	878,655	72,259	**1,043,961**	971,702
	B/. 527,037	B/. 258,000	B/. 370,059	B/. 278,352	B/. 155,496	B/. 116,464	B/. 147,785	B/. 264,749	B/. 1,122,885	B/. 257,695	**B/. 3,498,522**	B/. 3,240,827

Disbursements made during 2005 are due to the costs of treatment and maintenance of the equipment, transportation and freight, cut and cleaning performed in the reforestation activity. The forestal investment in Reforestadora Los Miradores, S. A. involves species such as: teak, pine, *cedro espino*, laurel, oak, eucalyptus on a total 280 hectares. The forestal investment in Reforestadora El Zapallal involves species such as: *cedro espino* and teak on a total 597.3 hectares, of which 38.3 hectares are in access roads and security areas.

The Company has currently recognized profits resulting from changes in reasonable value of the forestal investment attributed to physical changes. The increased gain of B/.1,153,403, less the loss of B/.109,442, generate a profit of B/.1,043,961 from which B/.72,259 are for the year 2005.

The reforestation activity is ruled by Executive Decree No.89 of November 8, 1993 that regulates Law No.24 from November, 1992.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

11. Interest - Bearing Loans and Borrowings

At December 31, short and long-term interest-bearing loans and borrowings were as follows:

	Interest	*Maturities*	*2005*	*2004*
Short - Term				
Overdraft and bank loans	5.75 - 8.25%	2006	**B/.14,073,116**	B/. 20,626,354
Mortgages	5.75 - 8.25%	2006	**1,290,452**	2,733,920
Capital lease agreements	7 - 8.75%	2006	**471,690**	447,760
			B/.15,835,258	B/. 23,808,034
Long - Term				
Mortgages	5.75 - 8.25%	2009 - 2015	**B/. 4,757,967**	B/. 3,988,932
Capital lease agreements	7 - 8.75%	2007 - 2009	**533,904**	110,908
			B/. 5,291,871	B/. 4,099,840

Mortgages Loans

Mortgages bear the following security:

- Mortgage and antichresis on properties 1897, 11259, 11415, 11962, 3314, 3381, 3382, 105310, 45897, 111084, 123987, 143675, 11261, 11569, 13266, 13419, 13718, 34733, 34739, 34799, 34811, 123985, 83975, 11247, 9358, 9408, 46396, 48302, and 5701.

- Requirements on maintenance of the mortgaged properties, insurance policies endorsed to banks and cross guarantees of Grupo Melo, S. A. and subsidiaries.

The Group has agreements for short term credits lines with thirteen banks for up to B/.31,124,000 according to mutual accorded clauses. These agreements have no maturity dates and can be reviewed and renovated annually. As of December 31, 2005, Grupo Melo, S. A. has used these credit lines for the amount of B/.14,073,116. Subsidiary companies use these collective credit facilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

11. Interest - Bearing Loans and Borrowings (continued)

Credit agreements bear the following covenants and guarantees:

- Mortgage and antichresis on properties 61996, 65686, 65159, 57169, 20465, 34053, 28356, 49380, 39728, 33382, 33151, 52515, 44216, 36616, 2853, 3088, 388, 123035, 44226, 47734, 34302, 54843, 106489, 152041, 50016, 7576, 6955, 34840, 38740, 37038, 99848 and 2733.

- Dividends to shareholders are allowed, for up to 50% of the year net income, as long as the debt to capital ratio is not greater than two and one half (2 ½) to one (1).

- The debt to capital ratio should not exceed two and one half (2 ½) to one (1).

The Group has issued crossed guarantees to secure the global indebtedness of Grupo Melo, S. A.

12. Negotiable Commercial Securities

The Panama National Securities Commission authorized to float to the general public an issue of Commercial Negotiable Securities (V.C.N.) up to a maximum of five million balboas (B/.5,000,000). As of December 31, 2005 and 2004, the Company had placed B/.5,000,000 and B/.4,000,000, respectively on the Securities Market. This V.C.N. bears renewable maturity of 360 days from the date of issuance. The maturity dates are April, June, July and November, 2006, and generate an interest based in a referenced annual rate of 6 – 6.25%, payable on maturity to the holder.

This issue is backed up with the general credit of Empresas Melo, S. A. and cross guarantee of Grupo Melo, S. A.

13. Bonds Payable

The present emissions are secured by the general credit of the issuing corporations.

The bonds have the following guarantees:

- Mortgages and antichreses on parcels 15005, 22166, 53454, 18229, 27279, 32498, 34986, 37133, 43360, 1749, 10984 y 48510, 11253, 203937, 203939, 205937, 186599, 187985, 196306, 205878, 209982, 206320, 213724 y 211403, 23047, 29513, 11986, 16857, 39570, 41088, 54049, 123985, 23394, 27399, 27665, 33786, 49008, 55655, in addition to parcels 39226, 40371, 40381, 40391, and others on which the Manuel E. Melo factory is located.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

13. Bonds Payable (continued)

The details of the bonds payable are as follow:

	2005	*2004*
Altos de Vistamares, S. A.		
Bond issuance with a face value of B/.3,000,000 floated serially, bearing interest payable quarterly, at an adjustable rate based on prime + 2.25% p.a., which shall never be less than 7.25% p.a., nor greater than 10% p.a., maturing in December 2008.	**B/. 3,000,000**	B/. 3,000,000
Empresas Melo, S. A.		
Bond issuance with a face value of B/.15,000,000 floated serially bearing fixed interest of 8.25% p.a. payable quarterly, maturing in December 2012.	**B/. 11,386,759**	B/. 12,604,161
Bond issuance with a face value of B/.5,000,000 floated serially, bearing interest payable quarterly at 8% p.a., maturing in December 2006.	**5,000,000**	5,000,000
Bond issuance with a face value B/.1,500,000, floated as Serie A, bearing an interest rate based on Prime Rate plus 2.50%. In no event shall the interest rate be less than 6% nor more than 10%, p.a., maturing in December 2006.	**1,500,000**	1,500,000
Bond issuance with a face value of B/.1,500,000 floated as Serie B, bearing an interest rate based on Prime Rate plus 2.50%. p.a. In no event shall the interest rate be less than 6.5% nor more than 10.5%, maturing in December 2007.	**1,500,000**	1,500,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

13. Bonds Payable (continued)

Empresas Melo, S. A. (continued)	*2005*	*2004*
Bond issuance with a face value of B/.1,500,000 floated as Serie C, bearing an interest rate based on Prime Rate plus 2.75%, p.a. In no event shall the interest rate be less than 7% nor more than 11%, maturing in December 2008.	**B/. 1,500,000**	B/. 1,500,000
Bond issuance with a face value of B/.1,500,000 floated as Serie D, bearing an interest rate based on Prime Rate plus 2.75% p.a. In no event shall the interest rate be less than 7.5% nor more than 11.5%, maturing in December 2009.	**B/. 1,500,000**	B/. 1,500,000

Bonds according to series:	*Current*	*Due*
A. **Series B:** Series B bonds shall mature from December 2005. The interest rate is fixed at 9.75% p.a.	**B/.** -	B/. 1,000,000
B. **Series C:** Series C bonds shall mature from December 2005. The interest rate is fixed at 10% p.a.	-	1,500,000
C. **Series D:** Series D bonds shall mature from December 2005. The interest rate is fixed at 10.25% p.a.	-	1,500,000
D. **Series E:** Series E bonds shall mature from December 2005. The interest rate is fixed at 10.5% p.a.	-	1,500,000
E. **Series F:** Series F bonds shall mature from December 2005. The interest rate is fixed at 10.75% p.a.	-	1,500,000
F. **Series G:** Series G bonds shall mature from December 2005. The interest rate is fixed at 11% p.a.	-	1,500,000
G. **Series A:** Series A bonds shall mature form December 2006. The interest rate is libor 6m + 2.5%.	**1,200,000**	-
H. **Series B:** Series B bonds shall mature from December 2007. The interest rate is libor 6m + 2.75%.	**1,200,000**	-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

13. Bonds Payable (continued)

Bonds according to series:		*2005 Current*		*2004 Due*
I. **Series C:** Series C bonds shall mature from December 2008. The interest rates is libor + 6m + 2.87%	**B/.**	**1,200,000**	B/.	-
J. **Series D:** Series D bonds shall mature from December 2009. The interest rates is libor + 6m + 3%		**1,200,000**		-
K. **Series E:** Series E bonds shall mature from December 2010. The interest rates is libor + 6m + 3.12%		**1,200,000**		-
L. **Series F:** Series F bonds shall mature from December 2011. The interest rates is libor + 6m + 3.25%		**1,500,000**		-
		32,886,759		35,104,160
Less: Current portion		**8,827,000**		2,245,164
Total	**B/.**	**24,059,759**	B/.	32,858,996

Interests paid:

Interest payments on loans, bonds, and leasing contracts totaled B/.4,902,569 in 2005 and B/.4,995,225 in 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

14. Accrued Expenses and Other Liabilities

	2005	*2004*
Reserve for vacations	**B/. 536,454**	B/. 557,466
Income tax and social security	**428,241**	417,305
XIII Month	**67,279**	66,800
Managers' profit sharing	**419,545**	98,002
Interest payable	**195,859**	154,524
Payroll withholdings	**102,950**	205,132
Income tax payable	**799,384**	-
Other	**368,265**	295,123
	B/. 2,917,977	B/. 1,794,352

15. Industrial Incentives

By virtue of its registration in the Official Register of the Industry and for a period of ten years, Empresas Melo, S. A. was granted to the industrial incentive for research and development of the local industries and exports, under Law No.3 of December 20, 1986. For Empresas Melo, S. A. was extended until 2010.

The Company has been accorded, among others, the following tax incentives:

a) Payment of 3% import duties on machinery, equipment, spare parts, accessories, raw materials, semi-elaborated products, containers fuel and lubricants to be used in the manufacturing of their products.

b) Exemption of income taxes on income from exports and on earnings reinvested in the expansion of the factory's productive capacity and for the development of new products.

c) Special loss-carryforward regime for income tax. Losses suffered in any year during the Official Register period could be applied against taxable income for three years following the period in they were incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

16. Tax

Major components of tax expense for the year ended December 31 were:

	2005	*2004*
Current:		
Income tax	**B/.(1,497,148)**	B/. (40,914)
Deferred:		
Income tax	**(380,436)**	12,074
Income tax expense	**B/. 1,877,584**	B/. (28,840)

Tax benefits from manufacturing tax incentives:

Total tax expense without tax benefits:		
Empresas Melo, S. A.	**B/. (950,980)**	B/. (147,655)
Altos de Vistamares, S. A.	**(792,525)**	-
Estrategias y Restaurantes, S. A.	**(26,481)**	(13,582)
Others	**(11,361)**	(1,189)
	(1,781,347)	(162,426)
Tax benefits:		
Empresas Melo, S. A.	**284,199**	121,512
Total tax expense	**B/.(1,497,148)**	B/. (40,914)

Deferred tax assets

Deferred taxes at December 31 relates to the following:

	Calculation Basis			
	2005	*2004*	***2005***	*2004*
Seniority premium	**B/. 802,550**	B/. 1,062,141	**B/. 240,765**	B/. 318,645
Carryforward losses	**-**	972,212	**-**	291,664
	B/. 802,550	B/. 2,034,353	**B/. 240,765**	B/. 610,309

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

16. Tax (continued)

The Group computed a deferred tax asset for the amount of B/.240,765 at December 31, 2005. These balances are mainly the result of reserves for seniority premiums prior to 1993, which will be available for application against future income taxes. This provision is estimated on the basis mentioned above at B/.802,550 at December 31, 2005. According to Panamanian tax rules, in case of seniority premiums, future use of the provision must be applied at the time the benefit is paid or the contribution effected to the severance fund.

According to International Financial Reporting Standards No.12, must be a certain use before recognizing any deferred tax asset on the consolidated financial statements. The carrying amount of deferred tax assets or liabilities is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset or liability to be utilized. The Group recorded deferred income tax from carryforward losses based on the amount considered to be recoverable in subsequent years and not on total accumulated losses, due to the uncertainty of using this asset in the future.

According to current tax regulations, income tax returns of entities established in the Republic of Panama are subject to review by tax authorities for the last three (3) years, including the year ended December 31, 2005.

17. Dividends Paid

During year 2005, dividends of B/.0.05 per ordinary share (totaling B/.101,651) were declared and paid.

During year 2004, dividends of B/.0.39 per ordinary share (totaling B/.894,716) were declared and paid.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

18. Segment Information

The Group's business operations are structured and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit which offers different products and serves different markets.

The stores segment is a wholesale company representing and distributing agricultural products and hardware store products, construction, home appliances, pets and gardeners.

The poultry segment is broken down further into production, animal food, marketing and added value products areas. The segment of foods – animal feed is where breeders are raised to maturity, to begin their reproductive cycle when hens will produce fertile eggs for the incubation facilities. The segment of animal feeds is specialized in the production of balanced inputs for animals, particularily for poultry. The food – marketing segment is responsible for selling and distributing live plus processed chicken, eggs and poultry based products. The segment food value added is the business unit responsible for processing and marketing food stuffs made from chicken.

The machinery segment specializes in the distribution of commercial vehicles, equipment and machinery for the agriculture and construction sectors, plus spare parts and tires for passenger and commercial transport. Aditionally, it provides garage repair services for said vehicles and equipment.

The lumber segment is dedicated to manufacture of solid wood and paneled doors.

The restaurant segment is a fast food chain with an extensive menu of fried and baked chicken, salads, fried food, sandwiches, sodas and natural fruit beverages.

The real estate segment is charged with development of plots of land for sale in mountain projects with cooler climate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

18. Segment Information (continued)

ASSETS	Grupo Melo, S. A.	Lumber Division	Real State Division	Restaurant Division	Machinery Division	Services Division	Stores Division	Poultry Division	Total	Eliminations Debit	Eliminations Credit	Consolidated
Current Assets												
Cash	B/. 332,244	B/. 123,785	B/. 94,323	B/. 90,776	B/. 149,430	B/. 548,805	B/. 184,554	B/. 877,194	B/. 2,401,111	B/. -	B/. -	B/. 2,401,111
Notes and accounts receivable, net	3,001	461,597	2,815,800	41,644	3,808,424	157,373	3,438,059	7,029,128	17,755,026	-	-	17,755,026
Loans receivable, net	-	-	-	-	-	8,786	-	-	8,786	-	-	8,786
Inventories, net	-	2,097,990	1,052,379	240,061	7,929,231	-	10,310,245	7,664,593	29,294,499	-	-	29,294,499
Inventories of layer hens	-	-	-	-	-	-	-	1,467,007	1,467,007	-	-	1,467,007
Parceled land for sale	-	-	3,661,161	-	-	-	-	-	3,661,161	-	-	3,661,161
Prepaid income tax	50	-	-	663	-	-	-	22,095	22,808	-	-	22,808
Severance fund	-	51,301	106,308	232,594	185,282	121,119	314,035	1,133,564	2,144,203	-	-	2,144,203
Prepaid expenses	-	9,972	27,330	41,632	34,110	13,721	80,877	233,826	441,468	-	-	441,468
Dividends receivable - subsidiaries	264,978	-	-	-	-	-	-	-	264,978	-	264,978	-
Accounts receivable - subsidiaries	523,442	3,415	94,178	68,802	1,023,689	3,651,614	409,891	2,741,560	8,516,591	-	8,516,591	-
	-	136,914	-	508,197	200,919	16,198,386	277,082	3,523,024	20,844,522	-	20,844,522	-
	1,123,715	2,884,974	7,851,479	1,224,369	13,331,085	20,699,804	15,014,743	24,691,991	86,822,160	-	29,626,091	57,196,069
Non-Current Assets												
Notes receivable, net of current portion	-	-	4,686,636	-	-	-	-	-	4,686,636	-	-	4,686,636
Deferred income tax	-	-	12,636	4,185	23,773	18,321	31,683	150,167	240,765	-	-	240,765
Investment in subsidiaries	28,217,826	-	-	-	665,000	302,950	721,357	655,000	30,562,133	-	30,562,133	-
Investment, at equity	273,973	-	-	-	39,438	-	-	1,476,200	1,789,611	-	-	1,789,611
Raw land	-	-	6,334,646	-	-	-	-	-	6,334,646	-	-	6,334,646
Properties, equipment and improvements, net	-	3,169,078	2,603,789	2,207,893	3,494,110	244,174	4,423,006	34,415,325	50,557,375	-	-	50,557,375
Forestal investment	-	-	-	-	-	-	3,498,522	-	3,498,522	-	-	3,498,522
Other assets	-	92,872	137,109	151,222	93,360	93,185	462,419	2,672,587	3,702,754	-	-	3,702,754
	28,491,799	3,261,950	13,774,816	2,363,300	4,315,681	658,630	9,136,987	39,369,279	101,372,442	-	30,562,133	70,810,309
TOTAL ASSETS	B/. 29,615,514	B/. 6,146,924	B/. 21,626,295	B/. 3,587,669	B/. 17,646,766	B/. 21,358,434	B/. 24,151,730	B/. 64,061,270	B/. 188,194,602	B/. -	B/. 60,188,224	B/. 128,006,378

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

18. Segment Information (continued)

	Grupo Melo, S. A.	Lumber Division	Real State Division	Restaurants Division	Machinery Division	Services Division	Stores Division	Poultry Division	Total	Eliminations Debit	Eliminations Credit	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY												
Current Liabilities												
Interest-bearing loans and borrowings	B/. -	B/. 708,446	B/. 1,645,145	B/. 8,763	B/. 3,572,027	B/. 1,050,653	B/. 3,371,565	B/. 5,478,659	B/. 15,835,258	B/. -	B/. -	B/. 15,835,258
Negociable Comercial Securities	-	-	-	-	-	5,000,000	-	-	5,000,000	-	-	5,000,000
Bonds payable	-	-	1,000,000	-	-	1,327,000	-	6,500,000	8,827,000	-	-	8,827,000
Notes and accounts payable - trade	-	137,067	514,376	559,667	3,313,729	12,112	5,706,775	8,314,248	18,557,974	-	-	18,557,974
Reserve for seniority premium	-	48,668	148,120	286,669	233,308	211,219	428,921	1,506,859	2,863,764	-	-	2,863,764
Accrued expenses and other liabilities	20,000	93,790	995,274	159,287	261,860	434,476	356,155	768,989	3,089,831	171,854	-	2,917,977
Dividends payable	5,945	63,877	-	-	197,383	162	-	-	267,367	267,367	-	-
Accounts payable - subsidiaries	-		3,706,991	69,111	1,008,442	453,680	311,164	2,874,708	8,424,096	8,424,096	-	-
	-	4,003,850	-	291,614	3,081,938	2,850,783	3,651,690	6,946,685	20,826,560	20,826,560	-	-
	25,945	5,055,698	8,009,906	1,375,111	11,668,687	11,340,085	13,826,270	32,390,148	83,691,850	29,689,877	-	54,001,973
Non-Current Liabilities												
Interest-bearing loans and borrowings	-	168,790	69,254	-	2,043,762	787,989	408,894	1,813,182	5,291,871	-	-	5,291,871
Bonds payable	-	-	2,000,000	-	-	10,059,759	-	12,000,000	24,059,759	-	-	24,059,759
	-	168,790	2,069,254	-	2,043,762	10,847,748	408,894	13,813,182	29,351,630	-	-	29,351,630
Shareholders' Equity												
Issued capital	20,821,231	5,467,024	3,047,364	1,251,968	5,205,369	2,020,576	6,281,111	8,220,716	52,315,359	30,539,228	-	21,776,131
Retained earnings (deficit)	8,768,338	(4,544,588)	8,508,115	960,590	(1,271,052)	(2,849,975)	3,636,234	9,703,927	22,911,589	10,986,857	11,027,737	22,952,469
Deemed dividend tax	-	-	(8,344)	-	-	-	(779)	(66,703)	(75,826)	-	-	(75,826)
Total Shareholders' Equity	29,589,569	922,436	11,547,135	2,212,558	3,934,317	(829,399)	9,916,566	17,857,940	75,151,122	41,557,900	10,942,598	44,652,774
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	B/. 29,615,514	B/. 6,146,924	B/. 21,626,295	B/. 3,587,669	B/. 17,646,766	B/. 21,358,434	B/. 24,151,730	B/. 64,061,270	B/. 188,194,602	B/. 71,247,777	B/. 11,059,553	B/. 128,006,378

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

18. Segment Information (continued)

	Grupo Melo. S. A.	Lumber Division	Real States Division	Restaurants Division	Machinery Division	Services Division	Stores Division	Poultry Division	Total	Eliminations Debit	Eliminations Credit	Consolidated
Revenue												
Net sales	B/. -	B/. 2,811,158	B/. 8,103,835	B/. 12,649,742	B/. 21,138,665	B/. -	B/. 44,331,348	B/. 70,877,801	B/. 159,912,549	B/. -	B/. -	B/. 159,912,549
Net sales-afiliated external	-	182,340		752,597	473,955	-	832,157	4,288,575	6,529,624	6,529,624	-	-
Net sales-afiliated internal	-	-		-	-	-	-	-	-	-	-	-
	-	2,993,498	8,103,835	13,402,339	21,612,620	-	45,163,505	75,166,376	166,442,173	6,529,624	-	159,912,549
Cost of sales	-	(2,699,904)	(1,866,110)	(4,875,797)	(16,552,651)	-	(32,949,225)	(33,748,751)	(92,692,438)	-	5,647,293	(87,045,145)
Gross Income	-	293,594	6,237,725	8,526,542	5,059,969	-	12,214,280	41,417,625	73,749,735	6,529,624	5,647,293	72,867,404
Earned dividends	283,688	-	-	-	-	-	-	-	283,688	283,688	-	-
Other Income	-	81,440	214,319	216,785	149,700	3,934,712	335,450	630,841	5,563,247	4,123,564	-	1,439,683
Porfit from changes in the reasonable value less estimated cost to point of sale of the layer hens inventory and the forestal investment	-	-		-	-	-	72,259	278,776	351,035	-	-	351,035
General and administrative expenses	(152)	(1,749,274)	(3,344,047)	(7,356,454)	(3,937,444)	(2,725,691)	(9,106,662)	(34,047,508)	(62,267,232)	-	3,753,194	(58,514,038)
Depreciation and amortization	-	(463,925)	(211,332)	(430,167)	(261,991)	(75,640)	(603,120)	(2,856,394)	(4,902,569)	-	-	(4,902,569)
Income in operating activities	283,536	(1,838,165)	2,896,665	956,706	1,010,234	1,133,381	2,912,207	5,423,340	12,777,904	10,936,876	9,400,487	11,241,515
Interest income	-	-	445,873	-	-	10,980	81,579	35,195	573,627	-	-	573,627
Interest and financial charges	-	(451,126)	(670,853)	(1,733)	(747,497)	(1,213,397)	(442,942)	(3,201,118)	(6,728,666)	-	1,252,701	(5,475,965)
				-			-	-	-	-	-	-
Income (loss) operating activities before income tax	283,536	(2,289,291)	2,671,685	954,973	262,737	(69,036)	2,550,844	2,257,417	6,622,865	10,936,876	10,653,188	6,339,177
Income tax:												
Current	-	-	(792,525)	(95,817)	(22,454)	(10,590)	(202,542)	(373,220)	(1,497,148)	-	-	(1,497,148)
Deffered	-	-	(900)	(24,180)	(15,913)	-	(8,539)	(330,904)	(380,436)	-	-	(380,436)
Income tax:	-	-	(793,425)	(119,997)	(38,367)	(10,590)	(211,081)	(704,124)	(1,877,584)	-	-	(1,877,584)
Income (loss) before participation in investment loss and minority interest	283,536	(2,289,291)	1,878,260	834,976	224,370	(79,626)	2,339,763	1,553,293	4,745,281	10,936,876	10,653,188	4,461,593
Participation in investment loss	-	-	-	-	-	-	-	(66,752)	(66,752)	-	-	(66,752)
Net Income (loss)	B/. 283,536	B/. (2,289,291)	B/. 1,878,260	B/. 834,976	B/. 224,370	B/. (79,626)	B/. 2,339,763	B/. 1,486,541	B/. 4,678,529	B/. 10,936,876	B/. 10,653,188	B/. 4,394,841

CONSOLIDATED STATEMENT OF RETAINED EARNINGS (DEFICIT)

	Grupo Melo. S. A.	Lumber Division	Real States Division	Restaurants Division	Machinery Division	Services Division	Stores Division	Poultry Division	Total	Eliminations Debit	Eliminations Credit	Consolidated
At January 1, 2005	B/. 8,586,453	B/. (2,254,720)	B/. 7,160,028	B/. 137,464	B/. (1,386,246)	B/. (2,766,039)	B/. 1,297,450	B/. 8,379,904	B/. 19,154,294	B/. 49,981	B/. 90,861	B/. 19,195,174
Net income (loss)	283,536	(2,289,291)	1,878,260	834,976	224,370	(79,626)	2,339,763	1,486,541	4,678,529	10,936,876	10,653,188	4,394,841
	8,869,989	(4,544,011)	9,038,288	972,440	(1,161,876)	(2,845,665)	3,637,213	9,866,445	23,832,823	10,986,857	10,744,049	23,590,015
Capitalized earnings												
Dividends paids	(101,651)	(577)	-	(11,850)	(109,176)	(4,310)	(979)	(162,518)	(391,061)	-	283,688	(107,373)
Dividends capitalized	-	-	(530,173)	-	-	-	-	-	(530,173)	-	-	(530,173)
At December 31, 2005	B/. 8,768,338	B/. (4,544,588)	B/. 8,508,115	B/. 960,590	B/. (1,271,052)	B/. (2,849,975)	B/. 3,636,234	B/. 9,703,927	B/. 22,911,589	B/. 10,986,857	B/. 11,027,737	B/. 22,952,469

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

18. Segment Information (continued)

	Grupo Melo, S. A.	Stores Division	Poultry Division	Machinery Division	Lumber Division	Restaurants Division	Real State Division	Reforestations Division	Edificaciones y Materiales, S. A.	Financiera Mercantil, S. A.	Total	Eliminations Debit	Eliminations Credit	Consolidated
ASSETS														
Current Assets														
Cash	B/. 100,718	B/. 238,008	B/. 1,514,842	B/. 123,312	B/. 214,781	B/. 210,790	B/. 83,805	B/. -	B/. 12,592	B/. 126,537	B/. 2,625,385	B/. -	B/. -	B/. 2,625,385
Notes and trade receivable, net	3,001	3,618,349	7,757,300	4,900,638	507,821	34,970	2,288,970	-	75,394	1,328	19,187,771	-	-	19,187,771
Loans receivable, net		-	-	-	-	-	-	-	-	24,549	24,549	-	-	24,549
Inventories, net	-	9,013,503	9,271,581	7,982,286	3,195,053	390,844	309,920	-	-	-	30,163,187	-	-	30,163,187
Incentories of layer hens	-	-	557,676	-	-	-	-	-	-	-	557,676	-	-	557,676
Parceled land for sale	-	-	-	-	-	-	3,562,174	-	-	-	3,562,174	-	-	3,562,174
Prepaid income tax	50	137,124	268,193	121,836	16,198	57,152	9,274	30	2,146	22,025	634,028	-	-	634,028
Severance fund	-	252,884	1,093,471	184,884	43,762	205,134	91,133	-	-	3,033	1,874,301	-	-	1,874,301
Prepaid expenses	-	48,946	275,605	58,885	15,143	21,342	4,674	-	-	1,671	426,266	-	-	426,266
Dividens receivable - subsidiaries	472,354	-	-	-	-	-	-	-	-	-	472,354	-	472,354	-
Accounts receivable - subsidiaries	10,796,114	385,153	10,017,341	215,733	6,058,842	110,302	9,672	3,672	10,959	25,880,607	53,488,395	-	53,488,395	-
	11,372,237	13,693,967	30,756,009	13,587,574	10,051,600	1,030,534	6,359,622	3,702	101,091	26,059,750	113,016,086	-	53,960,749	59,055,337
Non-Current Assets														
Notes receivable, net of current portion	-	-	-	-	-	-	4,501,672	-	-	-	4,501,672	18,321	-	4,519,993
Deferred income tax	-	40,184	481,071	39,686	3,796	32,036	13,536	-	-	-	610,309		-	610,309
Investment subsidiaries	17,464,648	721,357	940,000	665,000	-	-	-	-	-	-	19,791,005	-	19,791,005	-
Investment, al equity	162,500	-	1,552,943	39,438	-	-	-	-	-	-	1,754,881	-	-	1,754,881
Raw land	-	-	-	-	-	-	5,352,680	-	-	-	5,352,680	-		5,352,680
Properties, equipment and improvements, net	-	4,632,928	35,309,229	3,638,232	3,503,933	2,237,359	2,259,823	69,020	-	5,516	51,656,040	-		51,656,040
Forestry investment	-	-	-	-	-	-	-	2,269,125	-	-	2,269,125	971,702	-	3,240,827
Other assets	-	351,337	2,758,881	70,951	163,995	101,165	255,930	-	-	99,939	3,802,198	-	-	3,802,198
	17,627,148	5,745,806	41,042,124	4,453,307	3,671,724	2,370,560	12,383,641	2,338,145	-	105,455	89,737,910	990,023	19,791,005	70,936,928
TOTAL ASSETS	B/. 28,999,385	B/. 19,439,773	B/. 71,798,133	B/. 18,040,881	B/. 13,723,324	B/. 3,401,094	B/. 18,743,263	B/. 2,341,847	B/. 101,091	B/. 26,165,205	B/. 202,753,996	B/. 990,023	B/. 73,751,754	B/. 129,992,265
LIABILITIES AND SHAREHOLDERS' EQUITY														
Current Liabilities														
Interest-bearing loans and borrowings	B/. -	B/. 3,527,058	B/. 11,324,909	B/. 4,840,955	B/. 1,830,052	B/. 17,098	B/. 1,217,309	B/. -	B/. -	B/. 1,050,653	B/. 23,808,034	B/. -	B/. -	B/. 23,808,034
Negotiable comercial securities	-	-	4,000,000	-	-	-	-	-	-	-	4,000,000	-	-	4,000,000
Bonds payable	-	-	1,000,000	-	-	-	-	-	-	1,245,164	2,245,164	-	-	2,245,164
Notes and accounts payable -trade	20,000	4,524,010	7,914,663	4,585,142	208,368	571,611	312,951	655	3,934	6,964	18,148,298	-	-	18,148,298
Reserve for seniority premiun	-	413,262	1,594,483	220,786	43,762	253,183	126,375	-	-	4,385	2,656,236	-	-	2,656,236
Accrued expenses and other liabilities	5,992	223,508	1,057,484	145,631	71,481	181,884	129,688	-	2,857	21,426	1,839,951	45,599	-	1,794,352
Dividends payable	-	68	168,110	138,465	63,877	46,856	54,978	-	-	-	472,354	472,354	-	-
Accounts payable-subsidiaries	74,292	10,055,527	9,123,352	6,693,601	11,377,298	1,993,729	3,776,240	17,292	79,767	10,297,297	53,488,395	53,488,395	-	-
	100,284	18,743,433	36,183,001	16,624,580	13,594,838	3,064,361	5,617,541	17,947	86,558	12,625,889	106,658,432	54,006,348	-	52,652,084
Non-Current Liabilities														
Interest-bearing loans and borrowings	-	19,214	1,011,979	1,193,942	15,794	7,443	12,846	-	-	1,838,622	4,099,840	-	-	4,099,840
Bonds payable	-	-	18,500,000	-	-	-	3,000,000	-	-	11,358,996	32,858,996	-	-	32,858,996
	-	19,214	19,511,979	1,193,942	-	7,443	3,012,846	-	-	-	36,958,836	-	-	36,958,836
Shareholders' Equity														
Issued capital	20,435,953	352,157	8,843,129	1,608,605	2,367,412	150,945	2,961,191	2,323,900	3,582	2,089,385	41,136,259	19,751,317	5,911	21,390,853
Treasury shares	(123,305)	-	-	-	-	-	-	-	-	-	(123,305)	-	-	(123,305)
Retained earnings (deficit)	8,586,453	325,748	7,332,279	(1,386,246)	(2,254,720)	101,805	7,160,029	-	10,951	(1,747,687)	18,128,612	29,633,625	30,609,326	19,104,313
Deemed dividend tax	-	(779)	(72,255)	-	-	-	(8,344)	-	-	-	(81,378)	-	-	(81,378)
Total Shareholders' Equity	28,899,101	677,126	16,103,153	222,359	112,692	252,750	10,112,876	2,323,900	14,533	341,698	59,060,188	49,384,942	30,615,237	40,290,483
Minority interest	-	-	-	-	-	76,540	-	-	-	-	76,540	-	14,322	90,862
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	B/. 28,999,385	B/. 19,439,773	B/. 71,798,133	B/. 18,040,881	B/. 13,723,324	B/. 3,401,094	B/. 18,743,263	B/. 2,341,847	B/. 101,091	B/. 26,165,205	B/. 202,753,996	B/. 103,391,290	B/. 30,629,559	B/. 129,992,265

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

18. Segment Information (continued)

	Grupo Melo, S. A.	Stores Division	Poultry Division	Machinery Division	Lumber Division	Restaurants Division	Real State Division	Reforestation Division	Edificaciones y Materiales, S. A.	Financiera Mercantil, S. A.	Total	Eliminations Debit	Eliminations Credit	Consolidated
Revenue														
Net sales	B/. -	B/. 42,413,893	B/. 72,761,138	B/. 19,752,403	B/. 2,852,477	B/. 11,352,399	B/. 5,845,160	B/. -	B/. -	B/. -	B/. 154,977,470	B/. -	B/. -	B/. 154,977,470
Net sales-afiliated external	-	2,441,310	14,705,394	1,304,798	7,197,961	468,507	-	-	60,017	-	26,177,987	26,177,987	-	-
	-	44,855,203	87,466,532	21,057,201	10,050,438	11,820,906	5,845,160	-	60,017	-	181,155,457	26,177,987	-	154,977,470
Cost on sales	-	(35,581,458)	(52,522,642)	(16,215,947)	(7,399,152)	(4,990,098)	(1,885,780)	-	-		(118,595,077)	-	26,117,970	(92,477,107)
Gross Income	-	9,273,745	34,943,890	4,841,254	2,651,286	6,830,808	3,959,380	-	60,017	-	62,560,380	26,177,987	26,117,970	62,500,363
Earned dividends	1,003,747	-	-	-	-	-	-	-	-	-	1,003,747	1,003,747	-	-
Other Income	-	352,367	2,219,493	122,151	23,626	39,282	174,870	-	886	99,370	3,032,045	1,223,321	-	1,808,724
Profit from changes in the reasonable value less estimated cost to point of sale of the layer hens inventory and the reforestry investment	-	-	87,899	-	-	-	-	-	-	-	87,899	-	878,655	966,554
General and administrative expenses	(10,487)	(8,470,862)	(33,518,251)	(3,723,295)	(1,614,917)	(6,372,066)	(2,341,658)	-	(60,242)	(146,276)	(56,258,054)	-	1,283,338	(54,974,716)
Depreciation and amortization	-	(721,794)	(2,964,076)	(271,339)	(410,282)	(427,508)	(199,121)	-	-	(1,105)	(4,995,225)	-	-	(4,995,225)
Income (loss) in operating activities	993,260	433,456	768,955	968,771	649,713	70,516	1,593,471	-	661	(48,011)	5,430,792	28,405,055	28,279,963	5,305,700
Interest income	-	36,423	34,666	-	-	-	350,343	-	-	1,391,312	1,812,744	1,214,248	-	598,496
Interest and financial charges	-	(453,451)	(3,049,131)	(660,683)	(646,261)	(32,364)	(626,576)	-	-	(1,331,152)	(6,799,618)	-	1,214,248	(5,585,370)
Income (loss) in operating activities before income tax	993,260	16,428	(2,245,510)	308,088	3,452	38,152	1,317,238	-	661	12,149	443,918	29,619,303	29,494,211	318,826
Income tax:														
Current	-	(1,256)	(539)	(18,626)	-	(14,266)	-	-	-	(6,227)	(40,914)	-	-	(40,914)
Deffered	-	4,403	308,614	9,720	(315,611)	3,080	2,079	-	-	(211)	12,074	-	-	12,074
Income tax:	-	3,147	308,075	(8,906)	(315,611)	(11,186)	2,079	-	-	(6,438)	(28,840)	-	-	(28,840)
Income (loss) before participation in investment loss in associates and minority interest	993,260	19,575	(1,937,435)	299,182	(312,159)	26,966	1,319,317	-	661	5,711	415,078	29,619,303	29,494,211	289,986
Participation in investment loss	-	-	(113,881)	-	-	-	-	-	-	-	(113,881)	-	-	(113,881)
Minority interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net income (loss)	B/. 993,260	B/. 19,575	B/. (2,051,316)	B/. 299,182	B/. (312,159)	B/. 26,966	B/. 1,319,317	B/. -	B/. 661	B/. 5,711	B/. 301,197	B/. 29,619,303	B/. 29,494,211	B/. 176,105

CONSOLIDATED STATEMENT OF RETAINED EARNINGS (DEFICIT)

	Grupo Melo, S. A.	Stores Division	Poultry Division	Machinery Division	Lumber Division	Restaurants Division	Real State Division	Reforestation Division	Edificaciones y Materiales, S. A.	Financiera Mercantil, S. A.	Total	Eliminations Debit	Eliminations Credit	Consolidated
At January 1, 2005	B/. 8,498,572	B/. 318,141	B/. 9,908,315	B/. (1,579,464)	B/. (1,878,684)	B/. 84,447	B/. 6,115,604	B/. -	B/. 12,345	B/. (1,753,398)	B/. 19,725,878	B/. -	B/. 111,368	B/. 19,837,246
Net income (loss)	993,260	19,575	(2,051,316)	299,182	(312,159)	26,966	1,319,317	-	661	5,711	301,197	29,619,303	29,494,211	176,105
	9,491,832	337,716	7,856,999	(1,280,282)	(2,190,843)	111,413	7,434,921	-	13,006	(1,747,687)	20,027,075	29,619,303	29,605,579	20,013,351
Capitalized earnings	-	-	-	-	-	-	-	-	-	-	-	-	-	
Dividends paid	(905,379)	(11,968)	(524,720)	(105,964)	(63,877)	(9,608)	(274,892)	-	(2,055)	-	(1,898,463)	-	1,003,747	(894,716)
At December 31, 2005	B/. 8,586,453	B/. 325,748	B/. 7,332,279	B/. (1,386,246)	B/. (2,254,720)	B/. 101,805	B/. 7,160,029.	B/. -	B/. 10,951	B/. (1,747,687)	B/. 18,128,612	B/. 29,619,303	B/. 30,609,326	B/. 19,118,635

BEST AVAILABLE COPY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

19. Basic Earning per Share

Basic earnings per share are calculated by dividing the years' net income, per the number of common shares or the number of shares issued and outstanding.

	2005	*2004*
Net income pertaining to shareholders common shares for basic earnings	B/. 4,394,841	B/. 176,105
Number of common shares outstanding applicable for basic net income per share	2,323,044	2,324,314
Basic weighted earning per share	B/. 1.89	B/. 0.07

There were no other transactions refered to common shares since the date of the report and prior to completion of these financial statements.

20. Directors Fees

The members of the Board of Directors received global fee for B/.564,459 (2004 – B/.558,496). Of these amounts, Directors of Grupo Melo with management functions received B/.509,359 (2004 – B/.506,496) and external Directors without functions within the Group received B/.59,100 (2004 – B/.52,000).

21. Other Income

	2005	*2004*
CATS	B/. 281,714	B/. 386,190
Sale of fixed assets	48,139	364,370
Commissions and discounts to suppliers	97,501	173,081
Uncollectable accounts recovery	111,976	127,004
Deeds services	93,294	77,933
Rentals	29,376	77,056
Services rendered	163,344	117,130
Interests earned	19,410	60,056
Parceled land maintenance	23,178	36,416
Returned taxes	-	68,801
Freights	173,964	10,452
Miscelaneous	397,787	310,235
	B/. 1,439,683	B/. 1,808,724

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

22. General and Administrative Expenses

	2005	*2004*
Salaries, commissions and premiums	**B/. 15,867,637**	B/. 15,458,132
Indemnities and severance fund	**592,485**	350,103
Bonuses and XIII Month	**2,828,472**	2,952,624
Social security and educational tax	**2,279,063**	2,234,480
Insurance and professional risks	**232,933**	278,083
Attendance fees and representation fee	**799,237**	806,574
Employees participation in earnings	**338,373**	176,937
Travel, allowance and transportation	**791,259**	885,982
Legal and professional fees	**1,818,533**	1,757,835
Cable and telegram	**2,646**	1,686
Insurance	**403,635**	415,861
Rent	**1,879,604**	1,667,729
Electricity, telephone and water	**4,764,894**	4,189,553
Repair and maintenance	**3,859,872**	2,706,914
Cleaning	**1,346,425**	1,127,854
Inventory	**145,299**	219,151
Packaging, bags and paper	**2,192,924**	2,175,878
Office expenses	**754,449**	666,444
Stamps and sealed paper	**194,631**	211,700
Taxes	**790,673**	718,056
Bad debts	**558,568**	190,632
Donations and contributions	**36,989**	111,174
Delivery, freight and transport	**2,486,240**	2,514,996
Fumigation and medical expenses	**1,168,664**	763,304
Advertising	**1,688,501**	1,804,361
Bank charges	**606,987**	488,408
Poultry depreciation and amortization	**1,507,067**	1,222,669
Gas and lubricants	**3,146,886**	2,183,538
Vehicle	**412,183**	578,039
Vehicle maintenance and spare parts	**615,387**	748,813
Supply and materials	**950,843**	715,855

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

22. General and Administrative Expenses (continued)

	2005	*2004*
Breeds	**B/. 351,329**	B/. 297,301
Sales tax	**608,432**	597,655
Vacations reserve	**1,261,060**	1,424,807
Selling expenses	**1,673,634**	1,180,091
Tools	**38,578**	31,436
Penalties and charges	**11,007**	7,634
Employee benefits	**1,124,539**	1,413,150
Services and purchases	**165,284**	374,746
Seniority premium expense	**102,031**	249,319
Expenses transferable to cost	**(2,859,304)**	(1,553,622)
Miscellaneous	**976,089**	628,834
	B/. 58,514,038	B/. 54,974,716

23. Commitments and Contingencies

Capital Lease Obligations

Future minimum lease payments under finance leases include the present value the net minimum lease payments, and are as follows:

	2005	*2004*
Within one year	**B/. 471,690**	B/. 447,760
More than one year, but less than five years	**533,904**	110,908
	B/. 1,005,594	B/. 558,668

Technology license and technical assistance agreement

Grupo Melo, S. A. signed a technology license and technical assistance agreement with Tyson Foods, Inc., entering into the following contract are obligations:

1. Effective for a ten-year period from October 1, 1998 may be renewed automatically, unless one of the parties notifies the intention to negotiate with no less than thirty days prior to the end of the initial term or any subsequent renewal term.
2. Payment of a percentage of net sales of licensed products with a minimum annual payment of B/.200,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

23. Commitments and Contingencies (continued)

Contingencies

Civil Trials

Pavensa Overseas, S. A. sued Grupo Melo, S.A., Cultivos Técnicos de Panamá, S. A., Construcciones Campestres, S. A., Edificaciones y Materiales, S. A. and Altos de Vistamares, S. A. for damages, including profit lost, moral, social and commercial damages, with occasion of the defects of construction in the plaintiff house located in Valle de Antón, Cocle Province. The quantity of the complaint is B/.500,000.00. This process is know in the First Superior Court since both parts appealed Sentence No.24 of 8th of July 2003 decision made by the Judge XIII of the Civil Circuit Court. By this decision the Judge jointly condemned Altos de Vistamares, S.A. and Construcciones Campestres, S. A. to pay Pavensa Overseas, S. A. B/.19,000 for damages including emergent damages, labor and materials costs destined in the construction and improvements by the plaintiff and works pending.

Complaints

Collection proceedings:

There are fifty three cases of collections proceedings of accounts and mortgages with possibilities of winning in the Courts whose claims are pending of admission and practice of evidence.

Criminal and Administrative Actions:

Criminal Action for felonious homicide derived from a traffic accident, against Reinaldo Vargas, in which an incident of damages was filed against Empresas Melo, S. A. for a quantity of B/.2,377,000.00. In this process a sentence for moral damages was imposed against Empresas Melo, S. A. for B/.325,000.00, but the Company filed an extraordinary appeal that was accepted by the Criminal Supreme Court and it is at this moment in the Office of the General Attorney pending for its opinion.

There are two criminal actions against Cristian Miranda and Ariel Rodriguez for felonious homicide, since both persons were driving vehicles of Empresas Melo S. A. at moment of the accident. These cases are waiting for preliminary hearing dates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

23. Commitments and Contingencies (continued)

Contingencies

Complaints

Criminal and Administrative Actions:

There are three administrative traffic proceedings, all in phase of appeal in the respective Mayor's office or the Governor office for felonious homicide and personal injuries that are also related to traffic accidents involving individuals operating Empresas Melo, S. A. vehicles.

In these administrative processes and in the criminal actions, the interests of the Companies are being defended energetically. Nevertheless, in case of an unfavorable result, in these processes, the companies could be subject to complaints for damages caused in the traffic accidents that have originated these processes.

Commitments

As of 31 of December of 2005 the Group maintained commitments of grain purchase by the order of B/.10,782,545.

RECEIVED
2006 OCT 26 A 10:32
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REPUBLIC OF PANAMA
NATIONALSECURITIES COMMISSION

FORMULARY IN-A
ANNUALLY UP DATING REPORT*

Year ended on December 31, 2005

ISSUER TRADE NAME:	**GRUPO MELO, S.A.**
REGISTERED SECURITIES:	**COMMON STOCKS**
ADDRESS:	**VIA ESPAÑA 2313, RIO ABAJO**
TELEPHONE:	**221-0033 FAX 224-2311**
EMAIL:	dirfinanzas@grupomelo.com

I PART

I. INFORMATION RELATED TO THE COMPANY

A. History and Development of GRUPO MELO, S.A.

Grupo Melo, S.A. is an organized corporation and existing conforming with the Laws of the Republic of Panama, as it is registered in the Public Document No.5316 of August 16, 1977, registered in Micro jacket 021223, Film 1020, Frame 0524, in the Section of Mercantile Microfilm of the Public Registry, since January 5 of 1978. From the beginning of its organization the Grupo Melo, S.A. has reformed on various occasions the dispositions of its Trade Mark. Grupo Melo, S.A. is a corporation registered in the National Security Commission and its shares are listed and negotiated through the Bolsa de Valores de Panama, S.A. (Panamanian Stock Exchange). Its main office are located in Via España 2313, Rio Abajo, its mail address is Apartado 0816-07582, Panama 1, Panama; its telephone is 221-0033 and fax 224-2311.

Grupo Melo, S.A. is a corporation exclusively dedicated to the stock holding of the societies that conform the corporations named Grupo Melo, S.A. Within the Grupo Melo, S.A. exists a pyramidal stock holding on which the corporation Grupo Melo, S.A. is the corporation holding the mother stocks.

Grupo Melo, S.A. and its subsidiaries (from now on will be called "Grupo Melo"), is a conglomerate of corporations actually formed by six corporations (subsidiaries) Empresas Melo, S.A., Altos de Vistamares, S.A., Comecial Avicola, S.A., Bolmesa, S.A., Inmobiliaria

*This document has been prepared with the knowledge that its contents will be for use of the shareholders and general

Los Libertadores, S.A. and Inversiones Chicho, S.A. which performances are diversified on commercial and industrial activities. Grupo Melo started operations in 1948 with a store of agriculture products founded by Manuel E. Melo.

At December 31, 2005, Grupo Melo, S.A. owns the 100% of the stocks issued and circulating of the operative corporations that consolidate on a holding company.

B. Trade Mark and By-Laws of the Requesting Party.

Specifications applicable to business or contracts between Grupo Melo, S.A. and one or more of its directors and dignitaries, on which they have interests, on a direct or indirect way.

Any director could have a remunerated position in the corporation besides the position of director. No contract, act or transaction of this corporation with any natural or juridical person, will be affected or invalidated due to that a shareholder, director or other person related with the corporation be part or have interests in such contract, act or transaction, or is in anyway related with that natural or juridical person, and anyone that in the future could be a director on this corporation is relieved of any responsibility that could be befall unto him for contracting with that corporation for its own benefit or in the benefit of any natural or juridical person, on which could be in any way interested, and no shareholder will be forced to render account to the corporation of any benefit or compromise that emanates of any contract, act or transaction, tanking into consideration that always should made it known to the other directors or dignitaries of the corporation his interests in that contract, act or transaction be it before or at the moment on which that contract, act or transaction was been discussed, celebrated and approved by the Board of Directors.

Conditions that control the way on which the annual general assemblies and the extraordinary assemblies are summon.

The shareholders gathered in the Share Holders General Assembly constitute the supreme power of the corporation, which will meet previous summons for a meeting of no less than five (5) days nor more that thirty (30) calendar days in advance or by express resigning of part of the shareholders to be summon to celebrate a Shareholders General Assembly, ordinary or extraordinary.

The summons may be done by personal delivery or by mail of the summon for each shareholder registered with right to vote or by the publishing of the summons for the meeting on a national circulation newspaper for three (3) consecutive days or by both systems jointly.

For the summons for the meeting of a Shareholders General Assembly it will be taken into consideration those shareholders that are duly registered in the corporation for at lest thirty (30) calendar days before the date of the meeting.

All the decisions adopted in any meeting of a shareholders General Assembly will be taken for shareholder simple majority of the shareholders present in the meeting, taking into consideration that must exists a regulatory quorum in order to celebrate the meeting.

The shareholders will have the right to issue one (1) vote for each share, but in no case will be able with a vote of the majority deprive the shareholders of the acquired rights not impose a resolution contrary to the Trade Mark or to the By Laws.

Grupo Melo, S.A. does not contemplate any kind of limits in the rights to own securities, neither to change the rights of the shareholders, nor to modify the capital to be stronger than those required by the Law.

C. Description of the Business

Grupo Melo, S.A. is a corporation exclusively dedicated to the stock holding of the societies that conform the corporations named Grupo Melo, S.A. within the Grupo Melo, S.A. exists a pyramidal stock holding on which the corporation Grupo Melo, S.A. is owner of 100% of the stocks issued and circulating of the operative corporations.

Grupo Melo is a corporation of companies which activities are diversified in different areas of trade and industry. Inside the Grupo Melo is divided in the following "Departments":

Food Department: Dedicated to raising the reproducing hens for the production cycle, fertilized eggs and chicken to be processed, distributed and commercialization of the products based on chicken meat and fresh eggs under the trade mark "MELO". Owns farms for reproduction and raising chicken and diversity of plants for hatching, eggs packing, processing and distribution of chickens. Owns the greatest modern production plant of aggregated value products of chicken meat for export in the region. Through this division handles a strategic alliance with Tyson Foods, Inc., the world greater poultry production factory.

Stores Department: Operates 26 Agriculture and Cattle Raising Stores, 2 stores by department HomeCenter MELO, 6 stores of Pet & Garden MELO, 8 stores of construction material COMASA, 3 distributors of agriculture and cattle raising inputs wholesale stores MELO, 3 stores specialized in Wood panels Multilaminas and 1 wholesale distributor of construction material. This Division also manages the reforesting projects of the Grupo Melo.

Machinery (equipment) Department: Dedicates to the sale of agriculture and construction heavy equipment, commercial vehicles, tires, tire tubes, batteries, spare parts and services workshop. Distributes the Line ISUZU, FIAT and in an exclusively way for the Republic of Panama, the JOHN DEERE agriculture and construction heavy equipment. Also distributes exclusively the lines of the tires General, Sumitomo, Kumho and Continental.

Wood Department: This division operates a factory of wood doors, frames and molds for the local market and for exportation.

Restaurants Department: Operates the greater fast food chain restaurants based in chicken meat. "PIO PIO" restaurants are oriented towards the median and low income consumers.

Real State Department: Directed to the development and sale of plots of ground in the country with fresh environment in the mountain near to the metropolitan area (Cerro Azul, Altos de Maria and Sora). Promotes projects of family cohabitation, relaxation and restfulness.

Services Department: Gives support to the other companies of the Group in management, comptroller, risks, credit and finance, auditing, data processing, legal services, human resources and research and developing.

Being Grupo Melo, S.A. a corporation exclusively dedicated to the stock holding, the only tribute paid to the State Government is done in concept of payment of the unique rate.

Does not exists any process administrative, judicial nor arbitrage of conciliation pending, of no nature that to be given an adverse sentence could have incidence or significant impact in the business or the financial condition of Grupo Melo, S.A.

D. ORGANIZATIONAL STRUCTURE

NAME OF SUBSIDIARY/ DEPARTMENT	JURISDICTION & LOCATION	STOCK PARTICIPATE
FOOD DIVISION		
Alimentos Melo, S,A.	PANAMA	100%
Comercial Avícola, S.A.	PANAMA	100%
Embutidos y Conservas de Pollo, S,A.	PANAMA	100%
Bolmesa, S,A.	PANAMA	100%
Inmobiliaria Los Libertadores, S.A.	PANAMA	100%
MACHINERY (HEAVY EQUIPMENT) DIVISION		
Inversiones Chicho, S.A.	PANAMA	100%
RESTAURANTS DIVISION		
Estrategias y Restaurantes, S.A.	PANAMA	100%
REAL STATE DIVISION		
Altos de Vistamares, S,A.	PANAMA	100%
Desarrollo Urania, S.A.	PANAMA	100%
Desarrollo Ana Luz, S,A.	PANAMA	100%
Desarrollo Amaya, S.A.	PANAMA	100%
Desarrollo Oria, S,A.		
Desarrollo Nuario, S.A.	PANAMA	100%

E. Properties, Plants and Equipment

The Grupo Melo net properties, equipment and improvements are B/.50.6 millions at December 31, 2005, less than at December 2004, which ended in B/.51.7 millions. This represents a decrease of 2.1%. Within the principal fixed capital of Grupo Melo presented on this titles we have :

Food Division: Has farms with reproducing hens, hatches, fattening laying eggs hens, located in Cerro Azul, Pacora and Gatuncillo, Colon. Has a plant to produce fodder located in Mañanitas. A Processing Plant located in Juan Diaz and distributors located in Panama, David, Penonome, Santiago, La Villa de Los Santos y Changuinola. Additionally has a sausage processing plant in Pueblo Nuevo and a modern plant of Posterior Processing in the area of Juan Diaz (Planta Manuel E. Melo).

Stores Division*:* Have buildings located in Rio Abajo where we have the stores El Agricultor, Melo Home Center, Storage Rooms and the administrative offices. Also have a property in Via Ricardo J. Alfaro where we have one Melo Home Center branch. Have properties in David and Chitre where we have built Agriculture and Cattle Raising stores. Also have Distribuidora Melo Panama, located in La Pulida, and in La Chorrera we have two stores, one Agriculture and Cattle and one of Comasa.

Machinery (Heavy Equipment) Division: Its principal asset is the building COPAMA in Villa Lucre where operates the Main Office of this Division. Also have properties in Azuero and David.

Wood Division: Have a factory of doors in Cabuya. Additionally, the Group has other assets (lands, minor constructions, improvements, etc) distributed along the whole country.

E. Research and Development.

Grupo Melo distributes its field of research and developing in two big areas:

Research Department: Is in charge on a constant performance of studies related to nutrition, poultry handling and control by means of experiments and project performance. On the last years have been performed multiple experiments looking forward to implement the efficiency and improve the weight and health of the fowl. This is performed by the handling of information in farms, hatches, and plants of chicken and poultry food.

Department of Studies and Development: Dedicated to the feasibility studies, before a project is done, designing, construction and maintenance of the infrastructure of the group divisions.

F. Information related to Tendencies.

The excellent outcomes revealed for the year 2005, are based in the improvement of the operative efficiency, the achievement of a better margin of profits and the increment in sales.

All the above mentioned, has been obtained in spite of the increase in the costs of fuel, electricity, transport and taxes.
The more important external factor for the next period that may affect the operations, is the cost of the energy, principally the fuel. Also, is important to take into consideration the weakness of the North American Dollar versus other foreign currency. This behavior will affect the costs of purchases, on those products payable through the other foreign currencies as the Yen and the Euro.

The future closing of negotiations on the Tratado de Libre Comercio with the United States (Free Trade Treaty) TLC, will bring within it some disadvantage as well as opportunities. Nevertheless, there are still some import quota to be to be decided. There has been initially proposed imports under the 1% of the national production, as well as tariff reductions for the next 17 years. In addition, we have the agriculture protection, which objective is to guarantee the minimum negative impact to the national industry. In the other part, the imports of chicken meat will be handled by means of the mechanism of auction sale through the agricultural stock exchange.

One of the opportunities foreseen in front to the TLC with the United States of America, is the development of aggregated value products with other type of meats, as pork and fish, which have access to the north American market.

The new taxes laws, the reforms to the Social Security and the increase of the minimum wage, are variables that must be assimilated and adapted, in order to minimize the impact in the operative results.

In the other hand, the growing of the residential tourism is an immediate opportunity that had permitted to direct the efforts towards the development of the offers of real state to the growing foreign market of the third age. During the next 15 years, 67 millions of "Baby Boomers" will retire in the United States of America. Which Market we have already approached with excellent outcomes.

II. ANALYSIS OF THE PROFIT AND LOSS FINANTIAL AND OPERATAIVE STATEMENTS.

A. Liquidity

As of December 31, 2005 the current assets finished in B/.57.2 millions, which represents a decrease of B/. 1.9 millions or 3.1% versus year 2004. This difference in the current assets principally originated for the decrease in the receivable accounts on B/.1.4 millions in the Departments of Poultry, Machinery and Stores. In the same way, its shows important reductions in the inventories for the Departments of Woods, Stores and Poultry. Product of the strategy of rationalization and better management of the inventories.

The current liabilities at December 2005 were fixed in B/.54.millions showing an increase of B/.1.4 versus December 2004 when it was in B/.52.7 millions. It shows a substantial reduction in the loans that generate interest and indebtness for B/.8.0 millions due to payments made for the financing of grains. This reduction in the debt was neutralized by the reclassification at short term of the bonds of Sarasqueta y Cia. which maturity is due on

December 2006 and the current portions of the maturity of the bond issued by Altos de Vistamares, S.A which directly affected the liquidity rate, that closed in 1.06. The maturity of these bonds that maintained its original terms because present advantages on rates and guaranty. Excluding the effect of the reclassifying of the bonds, the current rate will be 1.15 that is comparative to the liquidity of 1.12 on which ended 2004.

B. Capital Resources

At December 31, 2005 the total assets for the closing period amounts to B/.128 millions which represents a decrease versus 2004 of B/.1.9 millions. This is basically product of the reductions of accounts receivable already mentioned and the decrease of B/.1.1 millions in the fixed assets, product of the readjustment of the annual investment budget, of which was only performed the 58%, meaning B/.3.7 millions, and was used as a measure for decreasing the bank debt. In addition, other important titles that presented changes were the land plots to be divided which shows an increase of B/.1.0 million.

Besides, the inventories reflect a net decrease of B/. 868,688.00 This behavior is principally impacted by our policy of rationalization of inventories and better use of same, specifically in the divisions of woods and foods.

At December 31, 2005 Grupo Melo, S.A. presented total liabilities for B/.29.5 millions, that represents a decrease of B/.7.6 millions versus December 2004, as a consequence of the payment of the financial debt. Besides, presents an increase of the long term debt, product of a financial restructuring program which offers better conditions of rates and guaranties. The implementation of this program will continue during 2006.

The rate debt / capital of Grupo Melo, S.A. at December 31, 2005 is of 1.87, which is considerably better to 2.22 on which closed December 2004. This condition is principally for the amortization of B/.8.0 millions of the title of debt. Same impact was caused by the increase of B/.3.7 millions in the profits generated during the 2005 period.

C. Results of the Operations

At December 31, 2005 Grupo Melo, S.A. reached total sales of B/.159.9 millions that represents an increase of B/.4.9 millions or 3.2% versus December 2004. The international sales of land plots with aggregated value reflects an important incidence in the sales of the Group. Also improved the sales of the Stores Home Center – Pet & Garden and Almacenes Multilaminas specially owed to the performance of the business strategy oriented to the Garden and Pets clubs. Likewise, this stores have products of world quality, functioning and technical support. The Restaurants Pio Pio, increased its sales versus last year by the effect of the new points of sales and the strengthening of the publicity campaigns. The division of Machinery continues opening fields in the automobile market and keeping its position within the agricultural and industrial sector.

The gross profit of Grupo Melo, S.A. closed in B/.72.9 millions, that represents an increase of B/.10.4 millions with relation to December 2004. On this way the gross margin reached the figure of 46% superior to the 40% obtained on December 2004. This improvement in the margins, is caused by the decreased B/5.4 millions on the costs of sales. Principally, caused by the decrease of the costs of the raw material (ingredients of corn and soja) for the fattening of fowls. In the Stores' division, the incomes show an increment of 5% or B/.1.9 millions. Instead of, is influenced by a great variety of available inventory and the increase on the demand of products offered to the consumer.

The general and administrative expenses of Grupo Melo, S.A. at December 31, 2005, B/.58.5 millions, had an increase of B/.3.5 millions (6%) versus December 2004. This increment if principally due to the increase in the electric power, the prices of the fuel (diesel and gas) of the year 2005 and the corrective and preventive maintenance made in the Department of Foods.

At the close of operations of 2005 the net profit was B/.4.4 millions, much superior to December 2004 when it closed in B/.176 thousand. The net margin at December 2005 was fixed in 2.8%

D. Analysis of Perspectives.

The Department of Restaurants, for the last quarterly of the year 2005 registered a rise of sales. This fact is attributed to the celebrations of the end of the year that generates a greater commercial movement. For the year 2006 we await to open two new restaurants down the country. In the month of March will be inaugurated a new location in the area of Albrook.

In the last quarterly of the year 2005, the Department of Foods presents an increment of the 10% in its export sales versus the last quarterly. This important growth happens in the international markets of Colombia, Guatemala and Honduras principally. We hope to continue the same growing of sales for this first semester of 2006.

During the last quarterly we made purchases for the future of corn and soja to fulfill all the needs up to the month of September of 2006 in more competitive prices than last year.

From January 2006 we are using the location and equipment of unloading of Desarrollo Posicional, a company that operates in the dock of the Puerto de Cristobal (Port of Cristobal). The use of this facilities will generate a decrease in the costs of unloading and savings on the toll from the Atlantic to the port of Balboa.

The cost for pound of chicken has improved from the month of September due to the increases in the efficiency. For the year 2006 we estimate equal or superior margins due to the stability in the prices. The sales of eggs has reached record figures and at the same time, good prices.

The investments budgeted for the Group of Foods for 2006 are oriented to improve the efficiency in the production, increase the capacity of removing the bones on the products of aggregated value, improve the refrigeration plants and to enlarge the distribution fleet to reinforce the positions in the market.

The sales of spare parts of the department of Machinery reached record figures. The perspectives for the first quarterly of the year 2006 look very positive. Thanks to the consolidation in the market of the vehicles pick-up-D-Max and the vehicles FIAT. Likewise, with the expansion of the market of the pineapples, the Agriculture Line Deere has a great potential of development and growth in sales. The uncertainty of the TLC made difficult the performance of the sales on the Agriculture line.

The Department of Woods obtained contracts in the United States to supply doors to three important real state projects in 2006. Puerto Rico continues to be its principal market but this contracts are a push forward in penetrating the American market. In the national plan, Madeca increased its sales in a 10% versus last year and for 2006 we have signed important contracts with construction companies that will permit the Group to improve its position in this market.

During the forth quarterly, the chain of stores Placacentro changed its commercial denomination to Multilaminas, attending a new strategy of branding that looks forward to achieve a better possessioning. As part of this strategy, in the month of October we had the opening of the third store of this chain in the city of David, province of Chiriqui.

Also startesd operations the new distribution center of the chain of stores COMASA, located in the area of Llano Bonito, Juan Diaz in the capital city. From this center will operate the specialized sales force for the projects and we will have logistic facilities to give a better attention to the clients.

Recently was inaugurated the new Store Melo Pet & Garden located in Los Andes mall. This opening will be the beginning of a expansion phase that looks forward to reinforce the leadership within this type of stores specialized in the care of pets and gardens. Since the month of January, initiated operations a new veterinary clinic located in the store Melo Pet & Garden of Paitilla.

At closing December 2005 the sales in the Department of Real State increased in a 49% versus the year 2004, product of the increment of sales to foreigners. The publicity campaigns were a great complement to obtain the goals established. We used local media to present this campaigns, as: magazines, advertising fences along the roads, real state fairs, open and cable television.

We are taking steps to establish contact with the Real State realtors in the United States of America to promote and increase the sales in the American market. From the month of October 2005 we began a new publicity strategy for the international market, identifying the principal media, magazines and web pages that reach the foreign customers.

Within the short term goals we can mention: the building of a new sales office in Altos de Maria, the development of a Centro Comercial (Mall – clinic, church, commercial locations and a small hotel) and the finishing of the heliport in Altos del Maria, plus the remodeling of the Administrative Offices in Panama.

We are also working in the re launching of the Los Altos de Cero Azul, taking advantage of the new access facilities (Corredor Sur and the new four track sector of the road up to the place called 24 de Diciembre) that turn this project into a permanent residential place.

III. DIRECTORS, DIGNITARIES, EXECUTIVES, MANAGERS, ADVISERS AND EMPLOYEES.

A. Identity.

Directors, Dignitaries, Executives and Managers.

The Directors and Dignitaries of the corporation Grupo Melo, S.A. are:

ARTURO D. MELO S.:	DIRECTOR - PRESIDENT
Nationality:	Panamanian
Date of Birth:	December 15, 1931
Commercial Address:	Via España 2313 Rio Abajo
P.O.Box	0816-0758
Telephone:	221-0033
Fax:	224-2311

Economist. Director - President of Grupo Melo, S.A. and of all the other companies that form the Grupo Melo. Within his duties are the direction and advising of the decisions taking of the vicepresidents of the Divisions of the Grupo Melo. Is responsible of the performance of the Grupo Melo before the Board of Directors. In this last years has occupied diverse public positions as Minster of Labor, Minister of Treasure, Minister of Trade and Industry, General Director of IRHE. Is director of multiple corporations of the locality and founder member of the Fundacion Manuel E. Melo.

ARTURO D. MELO K.:	DIRECTOR-SECRETARY-CHIEFOF OPERATIONS OF THE FOODS DEPARTMENT
Nationality:	Panamanian
Date of Birth:	October 14, 1953
Commercial Address:	Via España 2313 Rio Abajo
Mail Address:	P.O. Box 0816-0758
Telephone:	221-0033
Fax:	224-2311
Email:	dmelok@grupomelo.com

Director – Secretary of Grupo Melo, S.A. and Treasurer of all the other companies that conform the Grupo Melo. B.S. with Magister in Business Administration. His duties as Executive Chief of Operations of the Operations of the Companies Producers of Food of the Grupo Melo are: to supervise the financial operations and handling the companies of Grupo Melo and to coordinate the executives in the development of their duties.

FEDERICO MELO K.	PRINCIPAL DIRECTOR– CHIEF OF OPERATIONS OF THE COMMERCIAL GROUP
Nationality:	Panamanian
Date of Birth:	October 8, 1960

Commercial Address:	Via España 2313 Rio Abajo
P.O.Box:	0816-0758
Telephone:	221-0033
Fax:	224-2311
Email:	fmelok@grupomelo.com

Actually is the Chief Executive of Operations of the Commercial Companies and Vicepresident of the other corporations that conform the Grupo Melo. B.S. in Agricultural Economy, Purdue University and MBA of Texas Tech University. Has occupied diverse positions in Grupo Melo since entering in 1986.

EDUARDO JASPE L.	DIRECTOR TREASURER – VICEPRESIDENT OF PLANNING, FINANCE AND TREASURE
Nationality:	Panamanian
Date of Birth:	November 24, 1967
Commercial Address:	Via España 2313 Rio Abajo
P.O.Box:	0816-0758
Telephone:	221-0033/323-6900
Fax:	224-2311
E-mail:	ejaspe@grupomelo.com

Industrial Engineer of the Universidad Tecnologica de Panama. Has a Masters Degree in Business Administration from the Instituto Centroamericano de Administracion de Empresas (INCAE). Works with the group from 1993. As Vicepresident of Finance, Planning and Treasure hi is in charge of giving financial and banking advising to the Executive Committee of the Grupo Melo and of the Issuer, as well as advisory to the General Managers and Executives of Grupo Melo and of the Issuer in the construction and elaboration of the investment and operations budget. Designs and coordinates financial strategies and policies as well as the matters of credit and collections of the Divisions of the Grupo and the Issuers. Is responsible of the credits and collections, is in charge of the handling of relations with the bank and financial institutions, as well as with the stock market. Member of the Executive Committee, Finance Committee, Auditing Committee, and Director of the Board of Directors of Grupo Melo, S.A.

NICOLAS A. BARLETTA P.	PRINCIPAL DIRECTOR
Nationality:	Panamanian
Date of Birth:	December 16, 1959
Commercial Address:	Edificio Cable Onda- Calle 50, Frente Telemetro
Mail Address:	P.O. Box 555-0593, Paitilla
Telephone:	206-7602
Fax:	223-7076
E-mail:	gerencia@medcom.com.pa

Industrial Engineer on research and operations, with master in Business administration, specialization in financing, marketing and corporative strategy. Actually is the General Manager of Corporacion MEDCOM.

MANUEL D. CABARCOS	PRINCIPAL DIRECTOR
Nationality:	Panamanian
Date of Birth:	April 9, 1931
Commercial Address:	Calle 45 Bella Vista, Edif. Urraca, Piso 8
Mail Address:	P.O. Box 4341, Panama 5
Telephone:	264-6655
Fax:	264-5204
E-mail:	gcambios@cableonda.net

Chemical Engineer, Industrial, Entrepreneur, Director of Multiple corporations. Held high positions in Combustibles de Panama, Texaco de Panama Inc., Azucarera Nacional and Azucarera La Estrella. Was the Vice President of the Bolsa de Valores de Panama, S.A. Actually is the President of Grupo Cambios.

MIGUEL DE JANON	PRINCIPAL DIRECTOR
Nationality:	Panamanian
Date of Birth:	September 29, 1960
Commercial Address:	Avenida Ernesto T Lefevre y Calle primera Sur, Parque Lefevre
Post Office Box:	0816-08556
Telephone:	224-8333
Fax:	224-7411
E-mail:	lefevre@pty.com

High school graduated from Colegio Javier. B.S. in Business Administration from the Universidad de Panama. Magister on Business Administration from Babson College, Boston, Massachussets. Held several positions from 1985 to 1999 in the Banco Internacional de Panama, since 1999 holds the position of General Manager of Cia. Lefevre, S.A., EMMA, S.A. and Manager of Internacional de Cementerios, S..A.

JUAN CARLOS FABREGA:	PRINCIPAL DIRECTOR
Nationality:	Panamanian
Date of Birth:	October 5, 1962
Commercial Address:	Torre Primer Banco del Istmo, Calle 50
P.O Box:	6-3823, El Dorado Panama
Telephone:	270-0015
Fax:	270-1672
E-mail:	jcfabrega@banistmo.com

Graduated from Florida State University, Panama Division, has a Master in Business Administration from Nova University. Started his banking career in Lloyds Bank International (Bahamas) Ltd. Where he hold several positions. Since 1990 has hold several positions in Banistmo. Actually is the Executive Vice President of Banistmo Securities Inc.

ALFONSO DE LA ESPRIELLA	PRINCIPAL DIRECTOR
Nationality:	Panamanian
Date of Birth:	June 14, 1952

Comercial Address:	Edificio Alfaro, Planta Baja, Avenida Aquilino Boyd
Mail Address:	9918, Zona 9
Telephone:	223-9844
Fax:	223-0846
E-mail:	alde@psi.net.pa

Graduated from Liceo Antigua de Guatemala, High School Diploma in Commerce. B.S. General Business Administration, minor on Finance in Sam Houston State University, Huntsville – Texas, U.S.A. Held the position of Credit Manager for Central America and the Caribbean in the Banco Latinoamericano de Exportaciones, Executive Vicepresident in Panavision del Istmo, S.A., General Manager of Mutidiversiones, S.A. Member of the Board of Directors of Comision Bancaria Nacional, Member of the Board of Directors Grupo Golden Cedar, Golden Forest, Golden States, Member of the Board of Directors and Share holder of the Grupo Panama Shocks – Rapid Mufflers.

VIRGILIO SOSA	PRINCIPAL DIRECTOR
Nationality:	Panamanian
Date of Birth:	February 27, 1956
Commercial Address:	Torre Banco General / Piso No. 26, Aquilino de la Guardia / Marbella
P.O. Box:	9918, Zona 9
Telephone:	223-9844
Fax:	223-0846
E-mail:	felipo@cwpanama.net

Graduated from University of Notre Dame, President of Master Builders, Inc., Grupo Informatica, S.A. and various real state corporations.

FELIX B. MADURO	PRINCIPAL DIRECTOR
Nationality:	Panamanian
Date of Birth:	January 21, 1955
Commercial Address:	Ageencias Feduro
P.O.Box:	6-3194, El Dorado
Telephone:	236-3913
Fax:	236-3371

Master in Business Administration graduated from the University of Notre Dame. Actually is the Vicepresident of the Grupo Feduro, Advisor of the Board of Director of the Chamber of Commerce, Industry and Agriculture of Panama and participates as a principal member of the Committee of Advisors of the Ministry of Commerce and Industry, for the negotiations of the Free Trade Treaty (TLC) with the United States of America. Occupied positions of President of the Board of Directors of the Superintendencia de Bancos de Panama, Director of Global Bank, Panama, Director of Aseguradora Ancon, within others.

LAURY M. DE ALFARO:	ASSISTANT DIRECTOR
Nationality:	Panamanian
Date of Birth:	April 30, 1955
Commercial Address:	Via España 2313 Rio Abajo

P.O. Box:	0816-0758
Telephone:	221-0033
Fax:	224-2311
E-mail:	lalfaro@grupomelo.com

Director of the other companies that conform Grupo Melo. Studied Nutrition and Dietetics, Purdue University, Indiana,U.S.A. Enter Grupo Melo in 1982 with the position of Assistant General Manager of Embutidos y Conservas de Pollos, S.A. In 1987 Assistant Manager of the Restaurants Division and in 1989 General Manager of this Division up to 1994. From that date is the Grupo Melo Human Resources Director. Responsible of the implementation of the policies, programs and proceedings related to labor at Grupo Melo level, in charge of the process of hiring the executive personnel, coordinating the developing and training personnel programs.

FEDERICO ALVARADO:	ASSISTANT DIRECTOR
Nationality:	Panamanian
Date of Birth:	December 24, 1945
Commercial Address:	Via Tocumen, frente la Urbanización Villa Lucre
P.O.Box:	0816-0758
Telephone:	274-9000
Fax:	274-9090
E-mail:	falvarado@grupomelo.com

B.S. in Economics. Works in the group since 1978.

RICARDO SOSA	ASSISTANT DIRECTOR
Nationality:	Panamanian
Date of Birth:	May 20, 1963
Commercial Address:	Ave. Federico Boyd, Calle 49 Condominio Alfaro planta baja
P.O.Box:	0831-01039
Telephone:	223-1727
Fax:	213-0961
Email:	rsosav@cwp.net.paMechanic

Industrial Engineer graduated of Clarkson University, Potsdam, New York, United States of America. Masters in Business Administration concentrated in Finances in the University of Florida, Gainsville, Florida, United States of America (1986), License of Security Broker issued by the National Commission of Securities (since 1989) and with License of Real State broker issued by the Ministry of Commerce and Industry (2003). Started his professional career in the local bank. Was Director of the Bolsa de Valores de Panama, S.A. and Vice Presisdent of the Asociacion de Agentes Vendedores de Valores, S.A. Started his own corporation in 1994, Asesoria en Fianzas e Inversiones. S.A. of which is its President.
Actually is Director of MUNDIAL INVESTMENT FUNDS and Assistant Director of the Grupo Melo.

High Level Employees and Advisers.

ARTURO D. MELO S. - CHIEF EXECUTIVE
Curriculum in previous section.

ARTURO D. MELO K. - VICEPRESIDENT OF OPERATIONS, FOODS GROUP
Curriculum in previous section.

FEDERICO F. MELO K. – VICEPRESIDENT OF STORES COMMERCIAL GROUP
Curriculum in previous section.

EDUARDO A. JASPE L. – VICE PRESIDENT OF FINANCE AND PLANNING
Curriculum in previous section.

LAURY M. DE ALFARO - VICE PRESIDENT OF HUMAN RESOURCES
Curriculum in previous section.

ROGELIO WILLIAMS C.:	COMPTROLLER
Nationality:	Panamanian
Date of Birth:	May 12, 1947
Commercial Address:	Via España 2313 Rio Abajo
P.O. Box:	0816-0758
Telephone:	221-0033 / 323-6900
Fax:	224-2311
E-mail:	rwilliams@grupomelo.com

B.S. in Commerce with specialization in Business Administration and Accounting, Universidad de Panama. Has a MBA from ULACIT. His experience is of 20 years in the areas of accounting, administration and management of private corporations, governmental sector and U.S.A. armed forces. Enter Grupo Melo in 1998 and from that date holds the actual position.

RICAURTE CASTRELLON D.	DIRECTOR OF CREDIT AND FINANCE
Nationality:	Panamanian
Date of Birth:	June 22, 1970
Commercial Address:	Via España 2313, Rio Abajo
P.O.Box:	0618-0758
Telephone:	224-2311
Email:	rcastrellon@grupomelo.com

B.S. in Finance in the Universidad Santa Maria La Antigua. MBA of Nova Southeastern University, with emphasis in Marketing. Has developed in the ambit of corporative finances; performing diverse functions in multinational companies as: LG Electronics, Nestle Panama and 3M Panama. In this last one occupied the post of Treasurer. Within his principal duties in Grupo Melo, S.A. is the negotiation of credit and collections, handling of relations of banks and financial institutions, administration of the corporative treasury and the supervision of the positioning of the investments within the securities market.

JORGE AZCARRAGA:	DIRECTOR OF RESEARCH AND DEVELOPMENT
Nationality:	Panamanian
Date of Birth:	December 15, 1969
Commercial Address:	Via España 2313 Rio Abajo
P.O. Box;	0816-0758
Telephone:	221-0033 /323-6900
Fax:	224-2311
E-mail:	jazcarraga@grupomelo.com

Civil Engineer from University of Florida. Was part of the Latin American Division of Black & Veatch on which has participated on studies of master planning and infrastructure evaluation systems within others. Works with the Grupo Melo since 1998.

JUAN ARGUIZONI:	DIRECTOR OF DATA PROCESSING
Nationality:	Panamanian
Date of Birth:	May 13, 1955
Commercial Address:	Via España 2313 Rio Abajo
P.O. Box:	0816-0758
Telephone:	221-0033 / 323-6900
Fax:	224-2311
E-mail:	jarguinz@grupomelo.com

Technician in Computer Programming and Analysis. Enter the Grupo in 1980, holding various positions since then. Is working in the actual position since 1991.

PAUL DE GRACIA:	DIRECTOR OF CORPORATIVE AND JURIDICAL BUSINESS
Nationality:	Panamanian
Date of Birth:	July 4, 1973
Commercial Address:	Via España 2313 Rio Abajo
P.O. Box:	0816-0758
Telephone:	221-0033 /323-6979
Fax:	224-2311
E-mail:	padegracia@grupomelo.com

B.S. in Law and Political Science in the Universidad de Panama with a Post Degree in International Taxation Law of the Universidad de Toledo and Master on Mercantile Law of the Universidad Santa Maria La Antigua. Holds the actual position since April 1997.

JAVIER VALLARINO:	DIRECTOR OF LABOR RELATIONS
Nationality:	Panamanian
Date of Birth:	JULY 8, 1970
Commercial Address:	Via España 2313 Rio Abajo
P.O. Box:	0816-0758
Telephone:	221-0033 / 323-6900

Fax:	224-2311
E-mail:	jvallarino@grupomelo.com

B.S. in Law and Political Science in U.S.M.A. with a Post Grade in Labor Law. Within its duties is to give permanent advisory to the Divisions of the Grupo in labor matters (vacations, extra hours, salary, contracts, etc.) as well as handling the relations with the Sindicato de Trabajadores (Labor Union), and administrate and interpret the Convencion Colectiva de Trabajo. (Labor Collective Convention).

AMIR NILIPOUR:	DIRECTOR OF ASSURANCE of QUALITY
Nationality:	Panamanian
Date of Birth:	June 14, 1955
Commercial Address:	Via España 2313 Rio Abajo
P.O. Box:	0816-0758
Telephone:	221-0033 /323-6900
Fax:	224-2311
E-mail:	anilipour@grupomelo.com

B.S. on Animal Biology, Master Degree on Animals Science and Doctorate in Poultry Science. Has participated in national and international workshops as scientific on poultry research. Has written more than one hundred essays on human health and poultry technology advances. Works in the Grupo since 1989. Is the person responsible for the quality control of all the processes related to the poultry business of the Grupo (hatching and egg laying farms, production of poultry food, chicken processing, and of the final processing plant of the of aggregate value) in order to maintain the higher international standars.

JORGE PAREDES	DIRECTOR OF INTERNAL AUDITING
Nationality	Panamanian
Date of Birth:	June 11, 1971
Commercial Address:	Via Espala 2313, Rio Abajo
P.O.Box:	0618-0758
Telephone:	221-0033 / 323-6900
Fax:	224-2311
Email:	jparedes@grupomelo.com

B.S. in Accounting, Post Grade in Comptroller, Post Grade in High Management and Masters Decree in Business Administration. All obtained in the Universidad de Panama. Has more than 13 years of internal and external auditing. Practicing this profession in external auditing firms as PWC and Arthur Andersen. Also in corporations as GBM and Dell Computers. Within his responsibilities in the Grupo Melo, S.A. are to direct the department of internal auditing. Validate the compliance of the policies established by the grupo; as well as a reasonable presentation of the accountant-financial information. Evaluation of the internal control and to make recommendations to the management for the improvement.

ROBERTO TRIBALDOS:	VICEPRESIDENT–GENERAL MANAGER DEPARTMENT OF FOODS – AGGREGATED VALUE
Nationality:	Panamanian

Date of Birth:	December 20, 1966
Commercial Address:	Calle Primera y D Juan Diaz
P.O. Box;	0816-0758
Telephone:	290-8800
Fax:	220-0918
E-mail:	rat@grupomelo.com

B.S. in Agricultural Economy, Texas A&M and MBA of IESA. Worked 5 years in the marketing department of Heinz Foods in Venezuela, holding the position of trade mark manager. Entered Grupo Melo in 1994 where had hold several positions.

DANIEL CÉSPEDES T.:	VICEPRESIDENT/ GENERAL MANAGER, DEPARTMENT OF FOODS - INDUSTRIAL
Nationality:	Panamanian
Date of Birth:	January 2, 1955
Commercial Address:	Las Mañanitas, Via Tocumen
P.O. Box:	0816-0758
Telephone:	292-5666 /292-5601
Fax:	292-5603
E-mail:	dcespedes@grupomelo.com

Industrial Engineer with Masters Degree on Industrial Engineering Sciences of the Georgia Institute of Technology. Enter the Grupo in 1979 and has hold diverse positions. Initially was in charge of experiments with a laboratory team to develop products of aggregated value based on chicken meat. As Production Manager of the Planta de Embutidos y Conservas de Pollo, S.A. was in charge up to 1988 of giving follow up to the sales goals and production, coordinating different functions of purchasing, production, maintenance, sales and controls. Since the end of 1988 up to this date performs as General Manager of Sarasqueta y Cia., S.A., in charge of looking for the good functioning of the plants of Las Mañanitas and Chorrera. Actually plans, organizes, coordinates, direct and controls all the operations of purchasing, production, maintenance and sales of the two food factories.

DIOGENES BECERRA -	VICEPRESIDENT/ GENERAL MANAGER, DEPARTMENT OF FOODS – PRODUCTION
Nationality:	Panamanian
Date of Birth:	October 9, 1950
Commercial Address:	Oficinas de Cerro Azul
P.O.Box:	0816-0758
Telephone:	297-0028
Fax:	207-0082
Email:	dbecerra@grupomelo.com

Entered the Grupo 38 years ago, occupied the post of Manager of the Reproducing. In 1995 was Assistant Manager of the Departments of Foods Production and since 2000 occupies the actual post.

AUGUSTO VALDERRAMA:	VICEPRESIDENT OF AVICOLA PRODUCCION
Nationality:	Panamanian
Date of Birth:	November 13, 1955

Commercial Address:	Cerro Azul, Pacora, Calle Principal, Avenida Los Caobos
P.O. Box:	0816-0758
Telephone:	221-1011
Fax:	297-0082
E-mail:	avalderrama@grupomelo.com

B.S. in Economics. Has a Masters Degree on Business Administration from the Instituto Centroamericano de Administracion de Empresas (INCAE). Works in the group since 1990. Within his responsibilities are to administrate the operation of the processing of chicken of the Grupo, as well as the process of distribution and commercialization of the chicken alive and processed, fresh table eggs and other products of chicken and its derivates.

DOMINGO BATISTA:	VICEPRESIDSENT/ GENERAL MANAGER - REAL STATE DEPARTMENT
Nationality:	Panamanian
Date of Birth:	April 24, 1954
Commercial Address:	Calle Primera Los Angeles
P.O. Box:	0816-0758
Telephone:	260-4813
Fax:	260-1557
E-mail:	dbatista@grupomelo.com

Veterinary Doctor from the Universidad Federal Santa Maria, R.S. Brazil. With 23 years of service in the Grupo Melo has hold executive positions inside the Divisions: Poultry, Stores, Industrial, Marketing, Processing and actually has under his management the Real State Division.

EDUARDO CHAMBONET:	VICEPRESIDENT/ GENERAL MANAGER DEPARTMENT OF RESTAURANTS
Nationality:	Panamanian
Date of Birth:	September 17, 1950
Commercial Address:	Via España 2214, Rio Abajo
P.O. Box:	0816-0758
Telephone:	221-6818 / 221-9929
Fax:	221-6344
E-mail:	echambonet@grupomelo.com

B.S. in Business Administration with specialization in Marketing from Saint Edwards University, Austin, Texas in the United States of America. Works with the group since 1978. Within his responsibilities is the administration and operation of the chain of Restaurants PIO PIO in the Republic of Panama, verifying the compliance with the proceedings, controls, policies and quality standards in order to reach the sales and profits budgets.

FEDERICO ALVARADO:	VICEPRESIDENT/GENERAL MANAGER, DEPARTMENT OF MACHINERY (EQUIPMENT)

Curriculum in previous section.

ERIC RUIZ WOODS	GENERAL MANAGER – DEPARTMENT OF
Nationality:	Panamanian
Date of Birth:	February 25, 1976
Commercial Address:	Cabuya – Pacora
P.O.Box:	0816 – 0758
Telephone:	295-0586
Fax:	295-0587
Email:	eruiz@grupomelo.com

Industrial Engineer, Universidad Tecnologica de Panama. Has a Post grade of San Diego State University. Enter Grupo Melo in the year 2000 occupying the post of Chief of the Factory of Doors. Actually is the General Manager of the Department of Woods. Is responsible of planning, organizing, direct and control the operations of the factory and the opening of the international markets.

Legal Advisors:

The company Grupo Melo, S.A. and the corporation Grupo Melo in general has two lawyers, Lic. Paul Degracia Zarzavilla (Director of Corporative and Juridical Business) and Lic. Javier Vallarino (Director of Labor Relations), both with residence in the City of Panama, Via España, Rio Abajo, No. 2313, telephone 221-0033, fax 224-2311 and e-mail padegracia@grupomelo.com and jvallarino@grupomelo.com respectively.

In addition to the above mentioned internal lawyers, Grupo Melo does not uses any special lawyer or group of lawyers that renders services to the group on legal maters. The use of outside lawyers vary in accordance with the necessities of each particular case. Lawyer Paul Degracia Zarzavilla is the lawyer in charge of control, registering, transferences, payment of dividends and everything related with the stocks of Grupo Melo, S.A. and its subsidiaries.

Auditors.

Ernst & Young is the auditors firm of Grupo Melo, S.A. and subsidiaries. Ernst & Young are Public Authorized Accountants will offices located in Calle 51 Bella Vista, tel. 206-9200, fax 206-9291. The main contact in Ernst & Young is Lic. Judith Anguizola.

Designations due to agreements and understandings.

This practice does not exist in Grupo Melo.

B. Compensations.

The Board of Directors of Grupo Melo, S.A. received compensations in the order of B/.564,459 in 2005. From that amount The Directors of Grupo Melo that render executive duties received the amount of B/.505,359 and the External Directors without duties in the Grupo received B/.59,100.

C. Practices of the Board of Directors

The clause eight of the partnership agreement of the Grupo Melo, S.A. establishes that all the directors and dignitaries may be reelected to hold their positions and will be elected for the period between one Ordinary General Assembly of Shareholders and the following. Is a tradition to celebrate the Ordinary General Assembly of Grupo Melo Shareholders in the month of April of each year.

Executive Committee

Is conformed by Arturo D. Melo S., Arturo D. Melo K., Federico Melo K., Laury M. de Alfaro, Eduardo E. Jaspe and Rogelio A. Williams.

The Grupo Melo Executive Committee meets weekly and its decisions are ratified by the ordinary monthly meetings of the Board of Directors of Grupo Melo, S.A. The clause ninth of the Partnership Agreement constitutive of the corporation of Grupò Melo, S.A. establishes the duties of the Executive Committee that are to take decisions on the direction of the business, the administration, the objectives and the policies of the corporation that are not able to await the summons of the meeting of the Board of Directors. But the decisions adopted by the Executive Committee are subject of the ratification or amend of the Board of Directors.

Auditing Committee

Grupo Melo, S.A. has a Auditing Committee conformed by Manuel D. Cabarcos (Coordinator), Miguel De Janon, Eduardo Jaspe (secretary) and Federico Melo K. (alternate member), all members of the Board of Directors of Grupo Melo, S.A.

The principal duty of the auditing committee are (i) to study, analyze and inspect the financial operations of the Grupo, (ii) recommend the Board of Directors actions of administrative type on this subject, (iii) to examine the internal auditing program of Grupo Melo, (iv) to analyze the financial statements, (v) request information from the department of internal auditing on relevant facts and to verify the implementation of the corrective measures adopted, and (vi) to request the graphics, descriptions or narratives that show the intern controls instituted, including the programmed controls, and to inform the Board of Directors the results of the exams done with the pertinent suggestions.

Finances Committee

The finances committee if conformed by Manuel D. Cabarcos, Felix B. Maduro, Virgilio Sosa and Eduardo Jaspe.
The function of the Finances Committee, is to present the Board of Directors, observations and recommendations on the followings subjects: (i) financial and budget objectives at short and long term, (ii) strategies to reach an optimum financial structure, (iii) strategies to be followed with the financial suppliers of the Grupo, including the obtaining of the best possible financial cost, (iv) any other financials matters that arise in the operations of the Grupo.

Committee of Executive Compensation

Is formed by Alfonso De la Espriella, Felix B. Mduro and Laury M. De Alfaro.

Its mission is to define an effective and consistent policy directed to recruit and retain the better executives of the market. For that purpose the Committee will give the Direction of Human Resources the philosophic bases and the adequate proceedings to offer a positive labor environment, competitive remuneration and benefits, as well as opportunities of professional and personal growing within Grupo Melo.

Its main purpose is to achieve a low executive personnel rotation of Grupo Melo.

Governability and Strategy Committee

The functions of the Governability and Strategu Committee are:

a. To watch for the faithful performance of the norms of the corporative government that rule the operations of Grupo Melo and its subsidiaries.
b. To recommend amends or enlargement to the norms of the corporative Government to maintain them in force to changes and new demands within the Corporative frame.
c. To watch for the compliance of the institution Ethics Code.
d. To act as a consulting body in the elaboration of projects of business strategies to be considered by the Board of Directors.
e. To keep the monitoring of the compliance of the plans of strategies of the grupo and its affiliated.

For more details on the descriptions of the functions and reach of the responsibilities, you must refer to the Note. No. 1 of the Financial Statements corresponding to the fiscal period 2005 that develops the characteristics of the corporative information.

D. Employees

At December 31, 2005, Grupo Melo had 3,403 employees, among permanent and contingents distributed by division in the following way:

Division	Permanent Employees
Foods	1,752
Restaurants	561
Stores	638
Woods	99
Machinery (equipment)	162
Real State	124
Services	67
Total	**3,403**

Recently was subscribed a new labor agreement of general working conditions between Grupo Melo, S.A. and subsidiaries and the Sindicato de Trabajadores de Melo y Compañias Afiliadas (Workers Union of Melo and Afiliated Companies) will be in force up to December 2009. There has always been maintained *cordiality relations* and mutual agreement between Grupo Melo and the Union.

E. Capital Stock Proprietorship.

GROUP OF EMPLOYEES	NUMBER OF STOCK	% REALTED TO THE TOTAL OF SHARES ISSUED	NUMBER OF STOCK	% THAT REPRESENT HOLDERS RELATED TO THE TOTAL AMOUNT OF SHAREHOLDER
Directors, Dignitaries, Executives Managers	1,986,031	85.49%	14	23.73%
Other Employees	726	0.0%	1	1.69%

The clause seventh of the partnership agreement of Grupo Melo, S.A. establishes that the shareholders do not have preferential rights to subscribe, in proportion to the shares they own, shares issued due to the increase of capital, so that is not applicable to the corporation the article 13 of the Law 32 of February 26,1927 related to corporations. Neither take into consideration preferential rights in front of the sale of shares made by the other shareholders nor any other type of options for the acquiring of shares of the Grupo Melo, S.A.

Clause seventh of the *partnership agreement* of Grupo Melo, S.A. points out that the shareholders will have the right to issue one vote for each share of the Grupo Melo,S.A. There does not exists shares with different voting rights to those pointed there.

There does not exists any agreement that includes the employees in the capital equity of Grupo Melo, S.A., nor over any other valuable of the corporation.

IV. PRINCIPAL STOCKHOLDERS

GROUP OF SHARES	NUMBER OF SHARE	% OF THE NUMBER OF SHARE	NUMBER OF STOCK HOLDER	% OF THE NUMBER OF STOCK HOLDER
1-500	4,714	0.19%	23	38.98%
501-1000	4,769	0.23%	6	10.17%
1001-2000	11,239	0.48%	7	11.86%
2001-5000	21,877	0.94	5	8.47%
5001-7500	0	0	0	0%

7501-10000	0	0	0	0%
10001-50000	216,691	9.33%	9	15.25%
50001-100000	263,509	11.34%	6	10.17%
100001-1,500,000	1,800,488	77.51%	3	5.08%
TOTALS	2,328,014	100%	59	100%

Tenmel, S.A. is the corporation that exercise control on Grupo Melo, S.A. The corporation Tenmel, S.A. is the corporation that encompass a total of 1,374,395 of the shares issued of a total of 2,323,044 shares issued and circulating of Grupo Melo, S.A. which represents a 59.13% of the total capital issued and in circulation of the corporation.

Grupo Melo, S.A. is not a property of any other natural or juridical person, nor exist there any arrangement that could result on a change of the shares control.

V. RELATED PARTIES, BINDS AND AFFILIATIONS.

There does not exists transactions with the related parties as per point V of the Agreement No.6 of May 19, 2000 of the Comision Nacional de Valores.

VI. FISCAL TREATMENT

As Grupo Melo, S.A. is a corporation exclusively dedicated to the own of shares, the only tribute to be paid to the Government is done in concept of unique rate.

VII. CAPITALIZATION STRUCTURE

Shares and Participation Securities.

TYPE OF VALUE AND CLASS	AMOUNT OF VALUES ISSUED AND CIUCULATING	SECURITY MARKET LIST	MARKET CAPITALIZATION
Common, Nominative And without nominal Value shares	**2,323,044**	**B/.19.50**	**B/.45,299.358.00**

Grupo Melo, S.A. does not have circulating any debt securities.

Debt Securities

The subsidiaries companies of Grupo Melo have the following debt securities.

COMPANY	Date Issued	Amount (B/.) Circulating	Type of Value	Serie	Maturity Date
ISSUED B/.7,500,000					
Empresas Melo, S.A.	22/12/2005	1,200,000	Corporative Bonds	A	December 22,2007
Empresas Melo, S.A.	22/12/2005	1,200,000	Corporative Bonds	B	December 22,2008
Empresas Melo, S.A.	22/12/2005	1,200,000	Corporative Bonds	C	December 22,2009
Empresas Melo, S.A.	22/12/2005	1,200,000	Corporative Bonds	D	December 22, 2011
Empresas Melo, S.A.	22/12/2006	1,200,000	Corporative Bonds	E	December 22, 2010
Empresas Melo, S.A.	22/12/2005	1,500,000	Corporative Bonds	F	December 22,2012
Empresas Melo, S.A. (Compañia de Finanzas y Servicios, S.A.)	30/07/2002	11,386,758	Mortgage Bonds		December 25,2012
ISSUED B. 6,000,000					
Empresas Melo, S.A. (Sarasqueta y Cia., S.A.)	10/12/2004	1,500,000	Mortgage Bonds	A	December 25,2012
Empresas Melo, S.A. (Sarasqueta y Cia., S.A.)	10/12/2004	1,500,000	Mortgage Bonds	B	December 10,2007
Empresas Melo, S.A. (Sarasqueta y Cia., S.A.)	10/12/2004	1,500,000	Mortgage Bonds	C	December 10,2008
Empresas Melo, S.A. (Sarasqueta y Cia., S.A.)	10/12/2004	1,500,000	Mortgage Bonds	D	December 10,2009
Empresas Melo, S.A. (Sarasqueta y Cia., S.A.)	26/12/2001	5,000,000	Agroindustrial Bonds		December 26,2006
Altos de Vistamares, S.A.	02/12/2003	3,000,000	Mortgage Bonds		December 02,2008
Empresas Melo, S.A.	15/06/2005	5,000,000	VCN		June 15, 2006
		B/. 37,886,758			

Description and rights of the Securities of Shares Capital.

Authorized Capital	2,500,000 common shares
Shares Issued and Circulating	2,323,044 shares
Completely Paid	2,323,044 shares
Not completely Paid	0
Share value	Without nominal value
Shares subscribed and not paid	0

Annual vary in the number of shares issued and circulating during the last 5 (five) years in Grupo Melo, S.A.

31-12- 2005	2,323,044
31-12- 2004	2,328,314
31-12- 2003	2,328,314
31-12- 2002	2,328,314
31-12- 2001	2,328,314

In the last five (5) years not more that the 10% of the capital nor any other percentage has been paid with goods that are not cash.

Grupo Melo, S.A. does not have other debt securities nor capital aside than those described in this section.

Information related to the market

The issuing or debt securities has been authorized by the Comision Nacional de Valores and are registered in the Bolsa de Valores de Panama and for each emission the Agent of Payment, Registry and Transference is detailed as follows:

COMPANY	DATE ISSUED	AMOUNT B/.	AGENT OF PAYMENT, REGISTRY& TRANSFERENCE.
Empresas Melo, S.A.	22/12/2005	7.500,000	Banco General, S.A.
(Cia.Finanzas y Servicios, S.A.)	30/07/2002	15,000,000	Banco del Istmo, S.A.
Empresas Melo, S.A. (Sarasqueta y Cia,S.A.)	10/12/2004	6,000,000	Banco del Istmo, S.A.
Altos de Vistamares,S.A.	2/12/2003	3,000,000	Banco del Istmo, S.A.
Empresas Melo, S.A. (Sarasqueta y Cia,S.A.)	26/07/2001	5,000,000	Banco del Istmo,SA.
Empresas Melo, S.A.	15/06/2005	5,000,000	Banco del Istmo, S.A.
		B/.41,500,000	

Grupo Melo, S.A. does not have agreements with Security Houses that establishes markets for its securities.

II PART
FINANCIAL SUMMARY
A. Presentation applicable to the issuers of the commercial and industrial sector.

FINANCIAL STATMENTS	2005	2004	2003	2002
Total Sales or Income	162,277	158,351	136,378	117,127
Operative Margin	5,91%	1,63%	4,86%	4,84%
General and Administrative Expenses	58,514	54,975	51,052	49,079
Net Profit or loss	4,395	176	2,263	1,057
Share Issued And Circulating	2,323,044	2,328,314	2,328,314	2,328,314
Profit or loss per Share *	$1,89	$0.07	$0.97	$0.45
Depreciation and amortizing	4,093	4,995	4,907	5,426
Profit or loss no recurrent	0	0	0	0

BALANCE SHEET	2005	2004	2003	2002
Current Assets	57,196	59,056	58,376	51,992
Total Assets	128,006	129,993	128,558	125,071
Current Liability	54,002	52,652	49,396	44,103
Long Term Debt	29,352	36,959	37,926	41,530
Preferred Shares	0	0	0	0
Capital Paid	21,776	21,268	21,391	21,391
Retained Earnings	22,836	19,104	19,837	17,995
TOTAL EQUITY	**44,653**	**40,381**	**41,147**	**39,297**
FINANCIAL REASONS				
Dividend / Share	$0.05	$0.39	$0.18	$0.16
Total Debt / Equity	1,87	2,22	2,12	2,18
Working Capital	3,194	6,404	8,979	7,888
Current Reason	1,06	1,12	1,18	1,18
Operative Profit / Financial Expenses	1,73	0,45	1,17	0,97

III PART
FINANCIAL STATEMENTS

We attach to this report the Annual Financial Statements audited by a independent Public Authorized Accountant.

IV PART
CORPORATIVE GOVERNMENT

In accordance with the guides and principles dictate by Agreement No. 12 of November 11, 2003, for the adoption of the recommendations and proceedings related to the good corporative government of the registered corporations, please answer the following questions in the following exhibit included, without prejudice of the additional explanations you estimate necessary or convenient.

	MINIMUN CONTENTS
1.	Indicate if at the internal of the corporation has been adopted rules and proceedings of a good corporative government? In affirmative case, if are based in any specific regulation. The policies and practices of the Board of Directors of Grupo Melo, S.A., incorporates norms of Corporative Government, as it is shown in the Note No. 1 of its Financial Statements, Audited at December 31, 2005. These policies do not comply at 100% with what is stipulated in the Agreement 12-2003 of the Comision Nacional de Valores, nevertheless contains basic aspects on the issue of the Corporative Government. Is the intention of the Issuer in the medium term to adequate its policies to the requirements of the Agreement, at the international standards as well as others laws in force in the Republic of Panama.
2.	Indicate if these rules or proceedings contemplate the following issues:
	a. Supervision of the activities of the organization Yes
	b. Existence of independent criteria applicable to the designation of the Directors in charge of the shares control. The Partnership Agreement of Grupo Melo, S.A., establishes that any natural or juridical person may be elected as director without the necessity to be shareholder. The Directors are elected each year in the Share Holders General Assembly by simple majority.
	c. Existence of independent criteria applicable to the designation of the Directors in charge of the Administration. The Directors are elected each year in the Share Holders General Assembly by simple majority. To formulate rules that avoid within the organization the control of the power in a reduced group of employees or directors. NO.
	d. Constitution of Commissions of Support as of: Compliance and Administration of Risks, of Auditing. There exist 5 permanent Committees of the Grupo Melo Board of Directors. Also is used to constitute temporary special committees which have the purpose to analyze specific themes and to present proposals to the Board of Directors.

	e. To celebrate working reunions of the Board of Directors, with minutes that reflect the taking of decisions. The are celebrated monthly meetings of the Board of Directors and the Minutes of each meeting are written.
	f. The right of every director and dignitary to collect and obtain information. To respect the right of every director and dignitary to obtain information. The Directors are able to contact directly the executives of the Group and request the required information.
3.	Indicate if a Code of Ethics has been adopted. If the answer is affirmative, please show the method to disclose it to whom it is directed. There exists a Code of Corporative Ethics directed to all the Directors, Dignitaries, Executives and employees of the Grupo.
	BOARD OF DIRECTORS
4.	Indicate if the regulations of the corporative government establishes parameters to the Board of Directors related to the following aspects:
	a. Communication and information policies of the corporation with its shareholders and third persons. No.
	b. Conflict of interests between key Directors, Dignitaries and Executives, as well as decision taking. It is used the practice that the Director that has a conflict of interests in the decision to be taken leaves the room of the Board of Directors while the other directors take the decision.
	c. Policies and proceedings for the selection, hiring, retribution and destitution of the principal executives of the corporation. No.
	d. Evaluating systems of the performance of key executives. Every year are made the performance evaluations of each executive.
	e. Reasonable control of risks. Exists a Committee of Auditing that evaluates the risks and watch over the compliance of norms and proceedings; an Executive Committee that evaluates the general risks of the business and dictates norms for its coverage; an Insurance Committee that evaluates the correct protection against disasters; a Credit Committee that evaluates the risks of the credit transactions. Each one of these Committees is handled as per the proceedings established by themselves.
	f. Appropriate Book-keeping registers that reasonable reflects the financial position of the corporation. The book-keeping is based in NIIF's and the Agreements that on this mater has issued the CNV. Exists an Auditing Committee that watches over the compliance of this norms and to whom report the External Auditors.
	g. Protection of the assets, prevention and detection of frauds and other irregularities. On each area exists personnel responsible to take care and guard the assets as a good father of family and depending or the hierarchy established in the Grupo.
	h. An adequate representation of all the shareholders groups, including the minorities. The Partnership Agreement of Grupo Melo contemplates the vote by simple majority and the Directors are selected in the Yearly Board of Shareholders. Nevertheless, actually the principal shareholders have representation in the Board of Directors.

	i. Mechanisms of internal control of the handling of the corporation and its periodic supervision. Control mechanisms has been established based on the operations and on international norms. These mechanisms are recorded in the Manual of Proceedings of the Comptrollership and other written documents. The supervision is carried out by each one of the persons that make these proceedings to be accomplished.
5.	Indicate if the regulations of the corporative government contemplate incompatibilities of the members of Board of Director to demand or to accept payments or other fringe benefits, nor to pursue the acquisition of personal interests. No
	Arrange of the Board of Directors
	a. Number of Directors of the Corporation. 11 Principal Directors and 3 Assistant Directors.
	b. Number of the Directors, that are independent of the Administration. 7 of the Principal Directors are not employees of the Grupo and one of the assistants.
	c. Number or Directors that are independent of the Shareholders. 2 of the Principal Directors and 1 of the assistants do not have shares or represent any shareholder.
	SHAREHOLDERS
7.	Does the rules of the mechanisms of the corporative government foresee to assure the enjoyment of the rights of the shareholders, as:
	a.Access to the information referent to criteria's of the corporative government and its observance. No.
	b. Access to the information referent to the criteria's to choose the external auditors. No.
	c. To exercise its right to vote in the shareholder meetings, in agreement with the Partnership Agreement and/o the by-laws of the corporation. The Partnership Agreement of Grupo Melo, S.A. establishes the way to summon the share holders meetings which are fulfilled literally. The Summon is announced in the newspaper and notice of the meeting is sent by letter to each shareholder.
	d. To have access to the information related to the compensation of the members of the Board of Directors. The compensation of the members of the Board of Directors appears in the Note 20 of the Audited Financial Statements of Grupo Melo, S.A. which are of public information.
	e. Access to the information referent to the compensation of the Key Executives. No.
	f. Knowledge of the outline of the shares compensation and other benefits offered to the employees of the corporation. No.
	COMMITTEES
8.	Foresee the rules of the corporative government, to form the support committees as:
	a. Auditing Committee; or its equivalent denomination Yes.
	b. Committee of Risks Fulfillment and Administration; or its equivalent denomination Exists a Committee of Insurance that reports to the Executive Committee on the Board

	of Directors
	c. Committee to Evaluate and Postulate of independent directors and key executives; or its equivalent denomination Committee of Executive Compensation
	d. Others Committee of Governability and Strategy
9.	If the previous answer is affirmative, are those committees constituted for the period covered in this report?
	a. Auditing Committee Yes. Is a Permanent Committee
	b. Committee of Risk Fulfillment and Administration of Risks. Yes. Is a Permanent Committee.
	c. Committee to Evaluate and to Postulate the independent directors and key executives. Yes. Is a Permanent Committee.
	Conforming the Committees
10.	Indicate how are conformed the committees of:
	a. Auditing (number of members and position of who conforms it, sample 4 Directors – 2 independent and the Treasurer) 4 Principal Directors – 2 independents
	b. Risks Achieving and Administration of Risks 4. Principal Directors and the Grupo Comptroller.
	c. Committee to Evaluate and to Postulate the independent directors and the key executives 3 Principal Directors – the three independents and a Assistant Director.

V PART
PUBLISHING

The publishing media by which will be disclosed by the Grupo Melo, S.A. the Annual Actualization Report is the web page of Grupo Melo: www.grupomelo.com.pa from march 31, 2006.

Legal Representative,
Grupo Melo, S.A.

Eduardo Jaspe Lescure
Vice President